FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Quarter ended 31 December 2005
News Release Q2 F2006 Results
-Unaudited-
Q 2 F  2 0 0 6
Increased production and a higher price results in
a six fold increase in earnings
JOHANNESBURG. 26 January 2006 – Gold Fields Limited (NYSE & JSE: GFI) today announced December
2005 quarter net earnings of R262 million compared with R39 million in the September 2005 quarter and earnings of R67 million for the December quarter of 2004. In US dollar terms net earnings for the December 2005 quarter equated to US$40 million compared with US$6 million in the September 2005 quarter and earnings of US$11 million for the December quarter of 2004. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R275 million (US$42 million) for the December 2005 quarter compared with R44 million (US$7 million) in the September quarter.
December 2005 quarter highlights:
•   Attributable gold production increased 5 per cent to 1,040,000 ounces;
•   Total cash costs at R71,659 per kilogram (US$341 per ounce) 2 per cent lower than the September quarter;
•   Total cash costs at R66,007 per kilogram (US$314 per ounce) when calculated in line with peer group;
•   Operating profit increased by 73 per cent from R554 million (US$85 million) to R958 million (US$147 million);
•   Cerro Corona and Bolivar deals keep international growth strategy on track;
•   Interim dividend declared of 40 SA cents per share payable 20 February 2006.
Ian Cockerill, Chief Executive Officer of Gold Fields said:
“As expected Gold Fields posted a strong December quarter with, in particular, the South African operations delivering a healthy 8 per cent improvement in production, while maintaining a strong grip on costs as evidenced by a 4 per cent decline in total cash costs.
During the quarter Gold Fields made significant progress towards achieving its international growth objectives with the conclusion of the Cerro Corona acquisition in Peru, and approval early in January of the Bolivar acquisition by the shareholders of that company.
Gold Fields is in good shape on all fronts and has started 2006 with renewed energy and commitment to deliver value for shareholders.
The improvement in the gold price provides an opportunity to secure enhanced value from our operations.”
the complete gold company
Stock data
JSE Limited – (GFI)
Number of shares in issue Range - Quarter
ZAR86.60 – ZAR111.89
- at end December 2005
493,312,693
Average Volume - Quarter
1,800,664 shares / day
- average for the quarter
492,600,779
NYSE – (GFI)
Free Float
80%
Range - Quarter
US$12.92 – US$17.90
ADR Ratio
1:1
Average Volume - Quarter
1,395,152 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

Health and safety
We regret to report eight fatalities during the December
quarter with six of these accidents due to falls of ground and seismicity. A conveyor belt accident claimed the life of an
employee at Tarkwa in November 2005. The Australian
operations continued being fatality free this quarter. The
remaining fatalities were at the South African operations.
The fatal injury frequency rate was 0.21, which is lower than the previous quarter’s figure of 0.27. The lost day injury
frequency rate improved from 12.59 to 11.94, the serious
injury frequency rate regressed from 5.9 to 7.2 and the days lost frequency rate also regressed from 348 to 360. These
rates are still unacceptably high and management is
continuing to actively review all current safety initiatives and seeking areas of improvement through serious incident
review processes, so as to attain the long-term objective of achieving the Ontario safety standards on all of our mines.
Financial review
Quarter ended 31 December 2005 compared with
quarter ended 30 September 2005
Revenue
Attributable gold production increased by 5 per cent to
1,040,000 ounces in the December 2005 quarter, compared
with 993,000 ounces achieved in the September 2005
quarter. Production at the South African operations was
698,000 ounces, compared with 647,000 in the September
quarter, an increase of 8 per cent. Attributable production at the international operations was in line with the previous
quarter at 342,000 ounces.
At the South African operations, Driefontein performed
largely as expected with the slightly lower underground
grade offset by improved underground ore volumes. As
predicted in the previous quarter, Kloof and Beatrix
experienced a much improved performance, mainly due to
increased underground volumes. Kloof’s underground yield
was marginally higher at 8.8 grams per ton, while the yield
at Beatrix was unchanged at 5.2 grams per ton.
At the international operations the decline in attributable
production at Tarkwa and Agnew was mostly offset by the
increase at St Ives and Damang. Tarkwa declined by 6,000
ounces to 118,000 ounces (attributable) mainly due to lower
mill throughput and an increase in gold-in-process at the
heap leach facilities. At Agnew, mining volumes and yields
at both surface (Songvang) and underground (Waroonga
complex - Kim and Main Lode) operations decreased due to
the transition from oxide to primary reef at Songvang and
unsustainably high yields experienced at the Kim mine in
the previous quarter. St Ives increased gold production by
6,000 ounces to 126,000 ounces mainly due to higher
treated volumes. Damang increased production from
41,000 ounces to 43,000 ounces (attributable) due to higher
grade feed to the plant as a result of fresh ore replacing
lower grade stockpiles.
The US dollar gold price increased by 10 per cent from
US$437 per ounce in the September quarter to US$482 per
ounce in the December quarter. The rand averaged R6.53
against the US dollar, virtually unchanged from the
September quarter. The resultant rand gold price increased
10 per cent, from R91,669 per kilogram in the September
quarter to R101,184 per kilogram in the December quarter.
The increase in production, together with the increase in the rand gold price achieved, resulted in revenue increasing
from R3,023 million (US$464 million) to R3,479 million
(US$534 million) this quarter.
Operating costs
Operating costs for the December 2005 quarter, at R2,542
million (US$390 million), increased by 3 per cent when
compared with the September quarter’s R2,457 million
(US$377 million).
The majority of this increase was at the South African
operations where costs increased by R61 million (US$10
million) from R1,672 million (US$256 million) to R1,732
South African Rand
United States Dollars
Six months to
Quarter
Salient features
Quarter
Six months to
Restated
Dec
2004
Dec
2005
Restated
Dec
2004
Sept
2005
Dec
2005
Dec
2005
Sept
2005
Restated
Dec
2004
Dec
2005
Restated
Dec
2004
63,916
63,234
32,599      30,892      32,342
kg
Gold produced*
(000) oz
1,040
993        1,048      2,033
2,055
65,700
72,202
64,921      72,768      71,659
R/kg
Total cash costs
$/oz
341
347           330        344
327
22,866
23,977
11,823      11,888      12,089
000                      Tons milled                     000
12,089
11,888       11,823    23,977
22,866
83,381
96,526
84,872      91,669    101,184
R/kg                      Revenue                     $/oz
482
437           431        460
416
205
208
198           207          210
R/ton                Operating costs               $/ton
32
32             32         32
33
1,093
1,512
637           554          958
Rm                  Operating profit                   $m
147
85           103        232
175
19
23
22             18           28
%                    Operating margin                   %
28
18             22         23
19
156
301
67             39         262
Rm                                                           $m
40
6             11         46
25
31
61
13               8          53
SA
c.p.s.
Net earnings
US c.p.s.
8
1               2           9
5
121
297
32             36         261
Rm $m
40
6               6
46
20
24
60
6               7          53
SA
c.p.s.
Headline earnings
US c.p.s.
8
1               1          9
4
69
318
87             44        275
Rm $m
42
7            14          49
11
13
65
17               9          56
SA
c.p.s.
Net earnings excluding
gains and losses on
financial instruments and
foreign debt net of cash
and exceptional items
US c.p.s.
9
1              2
10
2
*Attributable – All companies wholly owned except for Ghana (71.1%).
Note – restated figures are due to the adoption of IFRS 2, share based payments
.

million (US$266 million), when compared with the
September quarter. The increase at the South African
operations was due to an increase in mining volumes, as
shifts were lost last quarter as a result of the industrial
action in August at the time of the wage negotiations. The 8 per cent increase in production at the South African
operations resulted in total unit cash costs at these
operations decreasing by 4 per cent.
Costs at the international operations, including gold-in-
process changes, were R789 million (US$121 million), 1 per
cent below the R797 million (US$122 million) incurred in the
September quarter. Tarkwa’s costs were slightly lower in
line with the lower production. Damang’s costs were lower
in the December quarter mainly due to the decrease in the
gold-in-process charge, as fresh ore replaced stockpile
feed. At St Ives operating costs increased in line with the
increased production. Agnew’s costs were unchanged, the
lower mining volumes offset by the increased mining costs
at Songvang open pit due to increased ore hardness and
mining depth. Exchange rates had no significant impact
when translating from local currencies in Australia and
Ghana, into South African rand – the reporting currency.
Operating margin
The net effect of the movements in revenue and costs, after
taking into account gold-in-process changes, was an
operating profit of R958 million (US$147 million). This is 73 per cent above the R554 million (US$85 million) achieved in
the September quarter. The Group margin increased from
18 per cent last quarter to 28 per cent in the December
quarter, while the margin at the South African operations
more than doubled from 9 per cent to 21 per cent. The
margin at the international operations increased from 33 per cent to 39 per cent quarter on quarter.
Amortisation
Amortisation increased from R353 million (US$54 million) in
the September quarter to R376 million (US$58 million) in the
December quarter. This increase was mainly due to the
increase in production experienced at the South African and
Australian operations during the quarter.
Other
Net interest and investment income after taking into account interest paid, increased from R1 million (US$- million) in the
September quarter to R17 million (US$3 million) for the
December quarter largely due to enhanced returns on equity
linked rehabilitation investments.
The loss on financial instruments of R19 million (US$3
million) compares with a loss of R9 million (US$1 million) in the September quarter. Included this quarter is a marked to
market gain on US dollar/rand forward purchase contracts of
R18 million (US$3 million), offset by an R8 million loss
(US$1 million) on the US dollar/Australian dollar call options and a loss on unexpired diesel call options in Ghana of R14
million (US$2 million). Realised this quarter was a loss of
R14 million (US$3 million) resulting from the maturity on 1
December, and rollover to 5 June 2006, of the US$30
million US dollar/rand forward purchase which offsets the
marked to market gain referred to above. More details on
these financial instruments are given on page 15 of this
report.
Exploration expenditure
Exploration expenditure decreased from R66 million (US$10
million) in the September quarter to R54 million (US$8
million) in the December quarter – please refer to the
Exploration and Corporate Development section for more
detail.
Taxation
Taxation for the quarter amounted to R200 million (US$31
million) compared with R45 million (US$7 million) in the
September quarter. The tax provision includes normal and
deferred taxation on all operations together with royalties at the international operations. The increase is in line with the increased operating profit.
Earnings
Net profit attributable to ordinary shareholders amounted to
R262 million (US$40 million) or 53 SA cents per share
(US$0.08 per share), compared with R39 million (US$6
million) or 8 SA cents per share (US$0.01 per share) in the
previous quarter.
Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was
R261 million (US$40 million) or 53 SA cents per share
(US$0.08 per share), compared with earnings of R36 million
(US$6 million) or 7 SA cents per share (US$0.01 per share)
last quarter.
Earnings excluding exceptional items as well as net gains
and losses on financial instruments and foreign debt net of
cash amounted to R275 million (US$42 million) or 56 SA
cents per share (US$0.09 per share), compared with
earnings of R44 million (US$7 million) or 9 SA cents per
share (US$0.01 per share) reported last quarter.
Cash flow
Cash flow from operating activities for the quarter was R557 million (US$90 million), which was nearly double the
operating cash flow generated in the September quarter of
R303 million (US$47 million). This was mainly due to the
increase in production and the higher gold price received.
The increased profit before tax and exceptional items of
R498 million (US$76 million) was partially offset by an
outflow of working capital of R266 million (US$41 million)
due to timing of creditors payments.
Capital expenditure amounted to R402 million (US$62
million) compared with R325 million (US$50 million) in the
September quarter. Expenditure at the South African
operations increased R36 million (US$6 million) to R169
million (US$26 million). A significant portion of this
expenditure was directed at the major projects, with R26
million (US$4 million) at 1 tertiary and 5 shaft at Driefontein,
R9 million (US$1 million) at Kloof 4 shaft, R10 million (US$2 million) at Kloof 1 shaft pillar extraction and R33 million
(US$5 million) at Beatrix 3 shaft.
At the Ghanaian operations, capital expenditure amounted
to R104 million (US$18 million) with R24 million (US$4
million) spent on the new heap leach pads project at Tarkwa

and R27 million (US$4 million) on the Damang main pit
cutback. This compares with total expenditure of R72
million (US$11 million) in the September quarter.
The Australian operations incurred capital expenditure of
R119 million (A$24 million) compared with R111 million
(A$22 million) in the September quarter. Expenditure at St
Ives of R86 million (A$18 million) included development
costs at Argo and Leviathan underground. At Agnew, the
majority of the R33 million (A$7 million) expenditure was
spent on development. Included in capital expenditure was
ongoing exploration expenditure at both operations of R36
million (A$7 million).
Major projects are still forecast to be in line with approved votes.
Proceeds on disposal of various Group wide mining assets
amounted to R4 million (US$1 million) for the quarter. Net
investments purchased amounted to R27 million (US$4
million) and includes the purchase of 2.5 million shares in
Avoca Resources Limited (R5 million/US$1 million) and
participating in the Western Areas Gold Mining Company
Limited rights issue (R22 million/US$3 million).
Financing activities include loan repayments to minorities of
R67 million (US$10 million) arising from distributions from
Gold Fields Ghana Limited and shares issued to the value
of R73 million (US$11 million) as a consequence of take ups
under the employee share options plan, resulting in a net
financing inflow of R6 million (US$1 million) for the quarter.
Net cash inflow for the quarter was R134 million (US$25
million). After accounting for a positive translation
adjustment of R4 million (the translation adjustment in US
dollar was negative $6 million), the cash balance at the end of December was R2,937 million (US$461 million). The
balance at the end of September was R2,800 million
(US$442 million).
Detailed and operational review
Group overview
Attributable gold production for the December 2005 quarter
increased 5 per cent to 1,040,000 ounces when compared
with the September quarter. Production from the South
African operations at 698,000 ounces accounted for 67 per
cent of the Group’s total attributable production, compared
with 647,000 ounces or 65 per cent last quarter.
At the South African operations, gold production increased 8 per cent compared with the previous quarter. Driefontein
was unchanged quarter on quarter at 290,000 ounces.
Kloof increased significantly from 218,000 ounces to
253,000 ounces, mainly due to increased underground
volumes as volumes were impacted by the strike in the
previous quarter. The increase at Beatrix of 16,000 ounces
returns production to more historic levels. Operating profit at the South African operations increased from R170 million
(US$26 million) to R460 million (US$71 million), mainly as a consequence of the increased gold production and higher
gold price achieved.
Development at the South African operations will be
increased in the March and June quarters in order to
increase mining flexibility. This is to ensure that current
levels of performance are maintained or improved upon
where this is possible. The cost of this development will be in the region of R30 million (US$5 million) per quarter of
which about one third will be capitalised. The level of
flexibility gained over the next two quarters will be
maintained into the future.
The Ghanaian operations showed a 2 per cent decrease in
attributable gold production to 161,000 ounces. Damang
was slightly higher than the previous quarter offset by the
decrease at Tarkwa which was due to lock-up in the North
heap leach pads which are on fourth lifts and a slower than
anticipated release at the new Blue Ridge south pads
exacerbated by high rainfall during the quarter. Ghana
contributed operating profit of R280 million (US$43 million), a 35 per cent increase when compared with the September
quarter.
Production from the Australian operations was similar
quarter on quarter at 181,000 ounces. The decrease in
production at Agnew of 7,000 ounces was due to lower
grades. At St Ives the increase of 6,000 ounces was due to
increased volumes processed through the Lefroy mill as a
consequence of higher underground mining volumes.
Operating profit from the Australian operations increased
from R177 million (A$36 million, US$27 million) to R216
million (A$44 million, US$33 million), primarily as a result of the higher gold price which increased from an average of
A$558 per ounce to A$649 per ounce for the December
quarter.
The international operations contributed R497 million
(US$76 million) or 52 per cent of the total operating profit of
R958 million (US$147 million). This compares with R384
million (US$59 million) or 69 per cent of the total operating profit of R554 million (US$85 million) last quarter.
South African Operations
Project 500 was initiated in September 2003 to increase
revenue and reduce costs through two sub-projects i.e.
Project 400 and Project 100. These projects have proved
successful and led to additional projects – Project 100+ and
Project Beyond as detailed below.
Project 400
Project 400 was aimed at improving revenue such that an
additional R400 million (US$60 million) per annum could be
generated on a sustainable basis. This was to be achieved
through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface
material with higher margin underground material - all aimed at improved quality volumes. In financial 2005 this resulted in improved yields, in line with the life of mine grades for each of the South African operations, as reflected in the
following table.

Year/Quarter                                       F2004
F2005
Sep
2005
Dec
2005
Driefontein:
Life of mine head grade as per the 2003,
2004 and 2005 annual report
8.7          8.1        8.0        8.0
Life of mine head grade adjusted for
estimated metallurgical recoveries
8.4          7.8        7.8       7.8
Driefontein (underground yields
achieved)
8.1          8.3        8.1       7.9
Kloof:
Life of mine head grade as per the 2003,
2004 and 2005 annual report
9.8        10.5         9.7      9.7
Life of mine head grade adjusted for
estimated metallurgical recoveries
9.5        10.2         9.4      9.4
Kloof (underground yields achieved) 9.0 9.1 8.7
8.8
Beatrix:
Life of mine head grade as per the 2003,
2004 and 2005 annual report
5.1          5.5         5.4      5.4
Life of mine head grade adjusted for
estimated metallurgical recoveries
4.9          5.3         5.2      5.2
Beatrix (underground yields achieved) 4.6 5.0 5.2
5.2
Project Beyond and Project 100+
Project Beyond, initiated in 2004, is a procurement
(sourcing) initiative targeting savings of between R200
million and R300 million (US$33 million to US$50 million)
over three years, i.e. around 10 per cent of the amount
expended on materials, services and capital expenditure at
the South African operations. Total expenditure on these
items is approximately R2.7 billion (US$450 million). The
project delivered R101 million (US$16 million) of contract
savings on historic baseline expenditure during the 2005
financial year through addressing commodities such as
grinding media, foodstuffs, mill liners, ore transport, support, bearings, engineering repairs, and lubricants. The savings
are realised as these contracts are utilised by the mining
operations i.e. largely during the 2006 financial year.
To date a total R1.1 billion (US$180 million) of spend has
been reviewed as part of Project Beyond. Contractual
savings to date are R127 million (US$20 million). R61
million (US$10 million) has been realised in cost savings, of which R31 million (US$5 million) applies to the 2006
financial year. An additional R29 million (US$ 5 million) in cost savings are estimated to impact cash flow before the
end of financial 2006. During the past year general inflation pressures were experienced on total materials and services
expenditure. Project Beyond successfully mitigated the
impact of these increases on costs.
Project Beyond is targeting a further R40 million (US$7
million) contractual savings per annum at the South African
operations during the 2006 financial period. Most of the
savings on these commodities will be realised post financial
2006.
During the past quarter focus has been on a range of
around 20 commodities including diesel engine repairs,
hoppers, ventilations pipes, labour hire, steel wire ropes,
lime, electric motors and explosives. A proportion of future savings are of the nature of reduced cost of ownership i.e.
they arise out of lower operating costs over the life of the commodity. These savings, while enduring, are realised
over a more extended period.
As attention is being given to a more global and integrated
approach to supply and sourcing, likely benefits are being
identified in the international operations of Australia, Ghana and the Peruvian Cerro Corona project. Preliminary
indications are that savings of around US$20 million per
annum may be achieved.
The Project 100+ initiative continued during the December
quarter. Attention was given to projects focussed on labour
optimisation, transport, electricity demand and pump
management. Expected benefits of up to R200 million
(US$33 million) are expected to flow during 2006 and 2007.
Driefontein
December
2005
September
2005
Gold produced              - 000’ozs                  290.1
289.8
Yield - underground - g/t
7.9
8.1
- combined - g/t
5.4
5.6
Total cash costs - R/kg
71,935
69,872
- US$/oz
343
333
Gold production is in line with the previous quarter at
290,100 ounces. As forecast, the underground grade
decreased from 8.1 grams to 7.9 grams per ton during the
December quarter. Area mined increased by 8 per cent
quarter on quarter, consequently increasing underground
tons milled from 989,000 to 1,029,000 for the quarter.
Surface tons increased by 5 per cent to 655,000 tons at a
slightly lower yield.
Operating costs increased 3 per cent from R656 million
(US$101 million) to R675 million (US$104 million) as a
result of savings achieved in the previous quarter on the
wage bill due to the strike and due to a conscious increase
in complements during the current quarter so as to create a
platform for increased production levels in the future. As a result total cash costs increased 3 per cent in rand terms
from R69,872 per kilogram to R71,935 per kilogram. In US
dollar terms, total cash costs increased by 3 per cent from
US$333 per ounce to US$343 per ounce. Operating profit
increased by 41 per cent from R168 million (US$26 million)
in the September quarter to R237 million (US$36 million) in
the December quarter, mainly as a result of an improvement
in the gold price.
Capital expenditure increased from R47 million (US$7
million) to R61 million (US$9 million) for the December
quarter. Largely due to the timing of expenditure on various projects.
Gold production and costs for the March quarter are
expected to be similar to the December quarter.

Kloof
December
2005
September
2005
Gold produced
- 000’ozs
252.6
218.4
Yield - underground
- g/t
8.8
8.7
- combined
- g/t
8.3
7.8
Total cash costs
- R/kg
79,369
88,295
-
US$/oz
378
421
Gold production at Kloof increased by 16 per cent from
218,400 ounces to 252,600 ounces in the December
quarter. This was due to higher underground tonnage as
more shifts were worked compared with the previous
quarter resulting from the impact of the strike in the previous quarter. Underground yields improved again this quarter as
a result of actions undertaken to address the grade decline
highlighted in the previous quarters. Surface yields
improved as a result of the closure and clean up of No. 3
plant which will continue in the March quarter.
The operating costs at R648 million (US$99 million) for the
quarter increased by 4 per cent compared with the previous
quarter’s cost of R625 million (US$96 million). This was due to increased production in this quarter. However, the higher gold production and focus on reducing costs resulted in the
total unit cash cost decreasing by 10 per cent to R79,369
per kilogram, compared with the R88,295 per kilogram in
the September quarter. In US dollar terms total cash costs
decreased by 10 per cent to US$378 per ounce compared
with the previous quarter’s US$421 per ounce.
Operating profit improved to R145 million (US$22 million) for the quarter compared with a loss of R4 million (US$1
million) in the September quarter.
Capital expenditure increased from R43 million (US$7
million) in the previous quarter to R53 million (US$8 million)
in the current quarter. This was mainly due to increased
expenditure at 4 sub vertical shaft and the 1 shaft pillar
project.
Gold production is expected to be lower in the March
quarter and as a consequence unit cash costs will be
higher.
Beatrix
December
2005
September
2005
Gold produced
- 000’ozs
154.9
138.6
Yield - underground
- g/t
5.2
5.2
Total cash costs
- R/kg
81,984
87,152
-
US$/oz
391
416
Gold production at Beatrix increased by 12 per cent from
138,600 ounces in the September quarter to 154,900
ounces in the December quarter. This was due to a 12 per
cent increase in underground volumes from 831,000 tons to
931,000 tons in the December quarter. The overall yield
remained constant at 5.2 grams per ton quarter on quarter.
The logistics project at the West section (4 shaft) to alleviate the access tunnel ground control problems was completed
as planned. The mine reverted to historic levels of
production following the industrial action which took place
during the previous quarter.
Operating costs quarter on quarter increased by 5 per cent
from R391 million (US$60 million) to R409 million (US$63
million) mainly due to the increased production volumes.
Total cash costs per kilogram decreased by 6 per cent from
R87,152 per kilogram (US$416 per ounce) in the September
quarter to R81,984 per kilogram (US$390 per ounce) in the
December quarter as a result of the higher gold production.
Beatrix posted an operating profit of R79 million (US$12
million) in the December quarter compared with R6 million
(US$1 million) in the September quarter. This was mainly
due to the increase in gold output and an increase of 10 per cent in the gold price received.
Capital expenditure at R55 million (US$8 million) was 25 per cent higher than the September quarter mainly due to a
conscious effort to maintain operational performance at
current levels, or better, for the long-term.
Gold production and costs for the March quarter are
forecasted to be in line with the December quarter.
International Operations
Ghana
Tarkwa
December
2005
September
2005
Gold produced               - 000’ozs                166.6
174.2
Yield - Heap leach
- g/t
0.9
0.9
Yield - CIL plant
- g/t
1.6
1.5
Total cash costs
- US$/oz
282
277
Tarkwa processed a total of 5.2 million tons at an average
yield of 1.0 gram per ton, producing 166,600 ounces of gold
in the December quarter. The 4 per cent quarterly reduction
in gold output was due mainly to changes in gold-in-process
at the heap leach facilities and lower volumes mined and
processed partially offset by increased output at the CIL
plant. The heap leach process contributed 111,000 ounces
and the CIL plant 55,600 ounces. This compares with
119,600 ounces and 54,600 ounces respectively in the
previous quarter.
Mining volumes decreased by 2 million tons to 22 million
tons as a result of rain interruptions and additional tons
mined in the previous quarter to advance the early
completion of the heap leach pad expansions at the
northern facility. The strip ratio was virtually unchanged at
3.36 and reflects the current push backs at the Teberebie
and Kotraverchy pits. Mining costs were US$0.96 per total
ton mined for the quarter compared with US$0.88 per total
ton mined last quarter and reflects the increase in fleet
maintenance costs due to the increasing number of hours
the units have been operating and the increased cost of
diesel.
The CIL plant continues to perform in line with expectation
and the quarterly throughput was consistent at 1.1 million
tons at an average yield of 1.55 grams per ton. The

difficulties reported previously with regard to the blending of soft higher grade and hard medium grade ore has largely
been resolved. Head grades have been lower than planned
with waste dilution from the Teberebie pit being the primary contributor. Plans are in place to minimise this dilution
through a major cutback programme, thereby allowing for
optimal digging on the 28° to 35° dipping reef horizons.
A total of 4.1 million tons at a head grade of 1.21 grams per ton was stacked on the heap leach pads during the
December quarter. The decrease in gold produced from the
heap leach pads of 8,600 ounces compared with the
previous quarter is mainly due to a lock-up of 6,400 ounces
in GIP, compared with a net GIP release of 1,400 ounces in
the September quarter. This increase in GIP is largely
attributable to commencement of stacking on the fourth lift
at the North heap leach facility and a slower than anticipated release of the south pads, exacerbated by the high rainfall
during the quarter.
Operating costs at US$49 million (R322 million), including
gold-in-process adjustments, were US$0.6 million higher
than that reported in the September quarter, reflecting the
increase in mining costs. Operating cost per ton treated
excluding GIP charges was US$9.57 per ton as against
US$9.25 per ton in the September quarter. Total cash costs
at US$282 per ounce compare with the September quarter’s
US$277 per ounce.
Operating profit at US$34 million (R220 million) increased
by US$6 million (R38 million) with the lower gold production being more than offset by the increase in the average US$
gold price.
Capital expenditure increased from US$7 million (R47
million) in the September quarter to US$11 million (R69
million) in the December quarter. The main areas of capital
expenditure are the construction of leach pads at the North
and the purchasing of mining equipment.
Gold production for the March quarter is expected to
improve as stacking will commence in February 2006 on the
first lift of the newly constructed Phase 4 pads at the North heap leach facility and will continue on the first lift at the new
Blue Ridge pads at the South heap leach facility. Good
progress has been made during January in addressing the
ore dilution in the Teberebie pit and a slight increase in mill grade is expected. Cost pressure will continue as higher
stripping ratios are being planned to ensure mining
flexibility.
Damang
December
2005
September
2005
Gold produced - 000’ozs
60.2
57.2
Yield - g/t
1.4
1.3
Total cash costs - US$/oz
330
375
Gold production increased from 57,200 ounces during the
September quarter to 60,200 ounces in the December
quarter. This increase is mainly attributable to the higher
grade ore to the plant, which increased from 1.46 grams per
ton to 1.52 grams per ton. The increase in grade resulted
mainly from an increase in the higher-grade oxide ore
tonnages mined from the Tomento pit, which displaced the
lower grade stockpiled oxide tonnages fed to the plant
during the previous quarter. The fresh ore tonnages mined
from the Amoanda pit, previously an oxide ore source,
replaced the higher-grade fresh ore tonnages mined from
the Juno 2SE pit, which reached its final depth in the
December quarter.
Mill throughput for the quarter at 1.3 million tons was similar to the September quarter.
Total tons mined increased from 3.7 million tons to 3.9
million tons. Ore mined for the quarter at 642,000 tons was
lower than the previous quarter’s 742,000 tons. This was as
a result of an increase in the stripping ratio to 5.05 from
4.02. The Tomento pits will remain the main sources of
oxide feed to the plant in the near future and the Amoanda
pit remains the main fresh ore source to the plant. The Juno
2SW pit, which is a southern extension to the Damang pit
cutback, is being developed and will be brought into
production during this financial year.
Operating costs, including gold-in-process adjustments,
reduced to US$20 million (R128 million) from US$21 million
(R138 million) in the previous quarter. This was as a result of a lower gold-in-process charge, it being US$2 million
lower than the previous quarter. Cost per ton milled
decreased slightly from US$14.34 to US$14.28. Total cash
costs decreased from US$375 per ounce to US$330 per
ounce, reflecting the increase in ounces produced and the
decrease for the quarter in the gold-in-process charge.
Operating profit increased from US$4 million (R26 million) to
US$9 million (R61 million), due to increases in both gold
production and the US$ gold price.
Capital expenditure incurred during the quarter amounted to
US$5 million (R35 million). The majority of this expenditure was incurred in mining the Damang pit cutback.
During the quarter mining at the Damang pit cutback
commenced on the east wall utilising a second mining fleet
as mining continued on the west wall. Production to date is
12 per cent ahead of the plan, however the small quantity of ore that was originally planned to be mined has not yet been realised due to delaying the start on the east side of the pit to better fit the annual tailings dam construction programme.
The first ore is now scheduled to be mined during the
coming quarter.
Gold production is expected to decrease slightly in the
March quarter as a result of the depletion of the higher
grade fresh ore B4 surface stockpile. The African Mining
Services Contract for mining at Damang over the next five
years is currently being finalised.

Australia
St Ives
December
2005
September
2005
Gold produced
- 000’ozs
125.9
119.8
Yield - Heap leach
- g/t
0.5
0.5
Yield - Milling
- g/t
3.2
3.1
Total cash costs
- A$/oz
431
415
-
US$/oz
322
316
Gold production for the quarter was 125,900 ounces, 5 per
cent up from last quarter’s 119,800 ounces. This increase
was due to higher treatment volumes through the Lefroy mill
and higher grade ore from the open pit and underground
operations. The Lefroy mill produced 117,600 ounces for
the quarter and the heap leach plant 8,300 ounces,
compared with 111,200 ounces and 8,600 ounces
respectively in the previous quarter.
Total tons processed during the quarter amounted to 1.71
million, an increase of 4 per cent over the September
quarter. The Lefroy plant processed 1.15 million tons, an
increase of 3 per cent against the previous quarter as a
result of ongoing plant optimisation. Tonnage treated
through the heap leach plant increased from 522,000 tons to
562,700 tons as a result of improved plant availability
following purchase of the crushing plant from the contractor,
Henry Walker Eltin.
The combined head grade processed for both the Lefroy mill
and the heap leach pads at 2.6 grams per ton was up
slightly against the September quarter’s 2.5 grams per ton.
Improved performance of the underground mines led to an
increase in volume of high grade ore to the Lefroy mill and
an increase in yield to 3.2 grams per ton from 3.1 grams per ton in the previous quarter.
Open pit mining operations produced 1.07 million tons of ore during the quarter, down 11 per cent from 1.20 million tons
the previous quarter. Open pit ore grade increased to 1.75
grams per ton from 1.64 grams per ton the previous quarter
as higher grade ores were accessed in the Mars and
Agamemnon open pits. Waste movement increased as a
result of the cutback on the Agamemnon pit to access
recently discovered extensions to the high grade ore zones.
During the quarter 1.74 million BCM’s mined of open pit ore
and waste were mined at an average strip ratio of 3.51,
compared with 1.43 million BCM’s at an average strip ratio
of 2.64 in the September quarter.
Operating performance of the underground operations
improved over the previous quarter producing 441,500 tons
of ore at 4.8 grams per ton compared with 427,600 tons of
ore at 4.5 grams per ton in the September quarter. At the
Leviathan underground mine both volume and grade
improved over the previous quarter as stoping on the
Conqueror deposit continued to ramp up. In addition, the
stability issues around the relatively higher grade East
Repulse stopes that impaired the previous quarter results
were better managed in the December quarter. Argo
underground mine production was consistent quarter on
quarter.
Operating costs increased from A$49 million (R244 million)
to A$55 million (R267 million) reflecting higher open pit
mining waste volumes and higher ore tons processed, as
well as an additional A$0.8 million (R4 million) due to
unbudgeted maintenance and repair costs during the plant
shutdown in December, which was extended by 10 hours to
complete these repairs. In addition, the lower September
quarter operating costs included an A$3 million (R15 million)
credit for power charges, reflecting settlement of a long
running claim. Royalties calculated at 10 per cent on the
average quarterly gold price above A$600 per ounce was
payable during the quarter and amounted to R3 million
(A$0.6 million). Total cash costs increased from A$415 per
ounce (US$316 million per ounce) in the September quarter
to A$431 per ounce (US$322 million per ounce).
Operating profit at A$28 million (R137 million) was up on the
A$19 million (R94 million) achieved in the September
quarter. This was due to higher revenues resulting from
higher gold production and a higher gold price in Australian dollar terms.
Capital expenditure for the December quarter amounted to
A$18 million (R86 million) up slightly from A$16 million (R81 million) the previous quarter. The increase in capital
expenditure reflects an increase in waste stripping for open pit mining plus additional exploration expenses. Capital
expenditure will increase slightly in the coming quarters in line with increased waste stripping activity in the open pits.
Gold production and cash costs in the March quarter are
expected to at least match the December quarter.
Agnew
December
2005
September
2005
Gold produced              - 000’ozs
55.1
62.0
Yield
- g/t
5.2
5.9
Total cash costs
- A$/oz
351
303
-
US$/oz
262
230
Gold production at Agnew decreased 11 per cent to 55,100
ounces in the December quarter compared with 62,000
ounces in the September quarter. This was driven by a 9
per cent reduction in ore grade from Kim lode at the
Waroonga underground mine. In addition, open pit head
grade decreased to 1.96 grams from 2.50 grams per ton as
a result of mining in lower grade zones.
Ore production from the Waroonga underground complex
(Kim and Main Lodes) decreased 9 per cent to 107,500 tons
at a grade of 11.8 grams per ton from 117,300 tons at a
grade of 12.9 grams per ton in the September quarter. This
resulted in gold production decreasing to 40,000 ounces
from 45,000 ounces in the September quarter. Productivity
during the quarter was impacted by increased support
requirements as the deeper elevations of the mine are
developed. A mining method and support regime
modification is planned at Kim South for the March quarter
and is expected to optimise productivity going forward.

Volume moved at the Songvang open pit was down
compared with the previous quarter. Total BCM movement
for the December quarter was 1,405,800, a reduction of 9
per cent on the September quarter figure of 1,555,800 BCM.
This was driven by reduced waste movement reflected by
the strip ratio dropping to 14.8 from 16.1. Ore mined from
the pit totalled 250,500 tons at a head grade of 2.0 grams
per ton compared with the September quarter’s 248,900
tons at a head grade of 2.5 grams per ton.
Operating costs decreased slightly from A$20 million (R99
million) in the September quarter to A$19.8 million (R97
million) in the December quarter reflecting the lower
production but offset somewhat by increased unit mining
costs at the Songvang open pit due to increased ore
hardness and mining depth.
Total cash costs increased from A$303 per ounce (US$230
per ounce) in the September quarter to A$351 per ounce
(US$262 per ounce) in the December quarter. The increase
was as a result of the decrease in gold production coupled
with an increase in processing costs and unit mining costs
at Songvang as the pit deepens and harder ores are
encountered.
Agnew’s operating profit decreased from A$17 million (R83
million) in the September quarter to A$16 million (R79
million) in the December quarter, reflecting the decrease in production.
Capital expenditure increased from A$6 million (R30 million)
to A$7 million (R33 million) in the December quarter due to
an increase in the development costs at the Waroonga
underground mine.
Gold production is expected to decrease slightly and cash
costs increase in the March quarter as the high grade ore
body at Kim is supplemented with lower grade Main Lode
ore.
Quarter ended 31 December 2005 compared with
quarter ended 31 December 2004 restated
Attributable gold production in the December 2005 quarter
was similar at 1,040,000 ounces when compared with
1,048,000 ounces in the December 2004 quarter.
Production at the South African operations decreased from
726,000 ounces to 698,000 ounces produed mainly at Kloof
due to lower underground grades and volumes. At the
international operations, gold production increased from
322,000 ounces to 342,000 ounces, the majority of this
increase is due to the commissioning of the new Lefroy mill
at St Ives late December 2004 when comparing the two
quarters.
Revenue increased 18 per cent in rand terms (increased 11
per cent in US dollar terms) from R2,945 million (US$480
million) to R3,479 million (US$534 million).
This increase in revenue was due to the increase in the
average gold price which increased 19 per cent from
R84,872 per kilogram (US$431 per ounce) in the December
2004 quarter to R101,184 per kilogram (US$482 per ounce)
in the December 2005 quarter.
Group operating costs in rand terms increased 9 per cent to
R2,542 million (US$390 million). At the South African
operations operating costs increased 3 per cent from
R1,687 million (US$275 million) to R1,732 million (US$266
million) with cost reduction initiatives partially offsetting the
6.5 per cent wage increase during the year. The increase in
operating costs at the international operations amounted to
7 per cent, to R786 million (US$121 million). The main
reason for this increase was the increased production at St
Ives due to the commissioning of the new mill, significant
increases in diesel, steel and reagents over the past year
and increased cost of maintaining the owner mining fleet at
Tarkwa, as well as normal inflationary pressures.
Operating profit at R958 million (US$147 million) for the
December 2005 quarter compares with R637 million
(US$103 million) for the December 2004 quarter.
Profit before tax amounted to R500 million (US$77 million)
compared with R239 million (US$39 million) in the
December 2004 quarter. This increase was mainly due to
the increase in operating profit.
Earnings increased from R67 million (US$11 million) in the
December 2004 quarter to R262 million (US$40 million) in
the December 2005 quarter. Earnings excluding gains on
financial instruments, foreign debt and exceptional items
increased from R87 million (US$14 million) in the December
2004 quarter to R275 million (US$42 million) this quarter.
Capital and development projects
Bolivar
On 12 January 2006, both the shareholders and
warrant/option holders of Bolivar Gold Corp. voted
overwhelmingly in favour of the plan of arrangement through
which Gold Fields proposes to acquire Bolivar.
76.7 per cent of shares and 82.1 per cent of
warrants/options represented and voting at the meeting
were voted in favour of the transaction, with the only
significant dissenting shareholder being Scion Capital LLC,
which owns approximately 19.9 per cent of the shares of
Bolivar. 96.1 per cent of all outstanding shares and 81.0 per cent of all outstanding warrants were represented at the
meeting.
The next step in the plan of arrangement process is for the
Supreme Court of the Yukon Territory of Canada to consider
the fairness of the transaction, which initial hearing was
scheduled for 19 January 2006. However, due to the fact
that Scion has filed an oppression claim against Bolivar, its senior officers and non-independent directors, as well as
Gold Fields, the court stated that the fairness hearing and
oppression claim should be heard together, such hearing to
be heard from 7 to 10 February 2006, If court approval is
obtained, the transaction is expected to close shortly
thereafter. In addition, Scion has filed an application with the Ontario Superior Court of Justice alleging that Gold
Fields has contravened certain provisions of the Ontario

securities Act. Gold Fields will vigorously defend such
application, which is due to be heard on 2 February 2006.
Cerro Corona
During December 2005 the Environmental Impact
Assessment for the Cerro Corona Project was approved by
the Peruvian Government. Pursuant to this approval, the
acquisition was completed in the middle of January 2006.
Completion of this acquisition means that Gold Fields now
owns 92 per cent of the voting interest (80.72 per cent of the economic interest) for a consideration of US$40.36 million in
Sociedad Minera La Cima, which owns the Cerro Corona
Project and other mineral properties in the Cajamarca
district.
The Project involves the development of a 91 million tons
gold / copper porphyry deposit at a capital cost of US$277
million. The project is expected to produce approximately
2.3 million ounces of gold and 412,000 tons of copper over
its 15 year life, averaging some 300,000 ounces per year of
gold equivalent. Life of mine total cash costs, on a gold
equivalent basis, are estimated at some US$250 per ounce.
Construction of the Project is expected to commence in
February 2006, leading to first production towards the end of calendar 2007.
On site activities during the quarter were largely focused on infrastructure development including water wells and the
construction camp. Local community based contractors
continue to provide a wide range of services to the project, most significantly the construction of the project site
perimeter wall.
Hatch, the EP contractor continues to advance the process
plant and detailed engineering work, while Knight Piésold is finalizing the tailings/mine overburden disposal facility
design. Hatch has also placed orders for the crushing and
process plant equipment with long-lead times to assure
timely deliveries of critical path items, while parts of the mining fleet were shipped from the United States in
December.
Exploration and corporate
development
Gold Fields continued its exploration programme with drilling on seven projects during the quarter. In addition, one project was relinquished and an agreement was reached with North
American Palladium (TSE: “PDL”) on an option agreement
on the Arctic Platinum Project in northern Finland.
At the Essakan project in Burkina Faso, Gold Fields,
together with joint venture partner Orezone Resources Inc.
(TSX: ”ORZ”), continues to drill the Essakan Main Zone
(“EMZ”) and completed the majority of the pre-feasibility
study during the quarter. While the pre-feasibility work
confirmed that developing a mine in this environment was
viable from an operational, infrastructural and social
perspective, reportable economic evaluations could not be
finalised due to the delay in completion of the final resource model. In September it was reported that completion of the
resource model had been delayed pending resolution of
certain geological and assay quality issues associated with
coarse particulate gold. A number of initiatives are
underway to optimize the economics of the project including
continued drilling to add resources in the EMZ, development
scenarios to reduce capital costs, and alternative assaying
techniques to more accurately measure coarse particulate
gold which may be underestimated by the current
methodology. At this stage it appears that resolution of the latter issue, the most critical in producing a bankable
resource model, may require re-assaying of a large number
of drillhole intersections which is only expected to be
completed in the first quarter of financial 2007. Gold Fields is managing the ongoing feasibility study while Orezone will manage the exploration of a number of regional targets
around the EMZ.
Field work commenced at the 85 per cent Telikan in Guinea
and the option on the 68 per cent Mansounia projects was
relinquished to the vendor Afminex. The agreement with
Glencar Mining plc (AIM: “GCM”) on their 85 per cent
Sankarani project in south-western Mali nears completion
with field work scheduled to begin shortly. At the 80 per
cent owned Kisenge project in the southern DRC, positive
drilling results were received on the 50 hole, 3,000 meter
RC drill program. These include; 37m @ 2.2 grams per ton,
55m @ 2.31 grams per ton, 42m @ 2.63 grams per ton,
14m @ 1.69 grams per ton, 10m @ 1.49 grams per ton and
20m @ 1.09 grams per ton. Considering that the
programme comprised drilling on wide spaced sections over
3 kilometres of strike, the results are considered to be very encouraging and will be followed up with additional drilling.
At the Central Victoria project in Australia, drilling was
completed on the 3.2 kilometre mineralized horizon on Gold
Fields 100 per cent-owned Lockington tenement. Aircore
and follow-up diamond drilling was completed during the
quarter and continues into the March quarter. Our joint
venture with Geoinformatics Exploration Inc. (TSX-V: “GXL”)
in New South Wales continued during the quarter with
prospect ranking and the relinquishment of several
tenements. In China, field work continues on the Fujian JV
with partners Zijin Mining (HKSE: “2899”) including geologic mapping and stream sediment sampling of the Fujian
epithermal belt and in the Heilongjiang province with local
state owned partners SMEI.
Comaplex Minerals Corp (TSX: “CMF”), a Canadian
company that is developing the Meliadine West project in
the Nunavut Territory in which Gold Fields owns a 19.8 per
cent interest, completed 15,800 metre drilling program.
Gold Fields provided technical assistance to Comaplex
during this program. GoldQuest Mining Corporation (TSX
Venture: “GQC”) in which Gold Fields has a 9.75 per cent
interest has reported encouraging trench results from its Las
Tres Palmas prospect in Dominican Republic and
completed and reported on a drill program at its Cerro
Dorado prospect. During the quarter, Committee Bay
Resources (TSX: “CBR”) completed field work on the
Committee Bay project. They have expended approximately
$9.0 million toward their $10 million spending requirement
before GFI makes its election to participate in this project or sell its 55 per cent interest for 7.0 million shares in CBR.
This decision will be made during the March quarter. CMQ
Resources Inc. (TSX Venture: “CMQ”) in which Gold Fields

has a 9.7 per cent interest, has completed an 8,092 metre
drilling project on their Nevada properties without
encountering any meaningful gold grades.
In a joint venture with Peruvian miner Buenaventura (NYSE:
“BVN”) surrounding the 80 pe r cent Cerro Corona prospect,
drilling continued during the quarter. Gold Fields is very
positive on the exploration potential of the greater Cerro
Corona district and is looking forward to further
developments with BVN in this region.
Implications of adopting IFRS2 ,
share - based payments
IFRS 2, Share-based payments becomes effective for Gold
Fields for the financial year ending 30 June 2006. In terms
of the IFRS, Gold Fields now recognises the cost of share
options (share-based payments) from 1 July 2005. IFRS 2
requires that all options granted after 7 November 2002, but not vested by 1 July 2005 be accounted for.
Gold Fields’ has adopted an appropriate valuation model to
fair value the employee share options. The value of the
share options has been determined as of the grant date of
the options and has been expensed on a straight line basis
over the vesting period. Based on this model, the following
costs for the financial years ending after 7 November 2002
have been accounted for as follows:
F2003     R5.2 million (US$0.8 million)
(against opening retained earnings)
F2004     R32.6 million (US$5.2 million)
(against opening retained earnings)
F2005     R52.0 million (US$8.4 million)
(restatement of F2005 comparatives)
F2006     R31.2 million (US$4.8 million)
(current year - September 2005 and
December quarters only)
The corresponding entry for the above adjustments was
shareholders’ equity within the share-based payment
reserve. The effect on opening shareholders’ equity is nil.
The financial 2005 annual net earnings of R180 million
(US$29 million) have been restated to R128 million (US$21
million), the difference being the share based costs for that year. This cost of R52 million (US$8 million) has been
spread equally over the relevant quarters in financial 2005
(June 2005 quarter: R13 million (US$2 million) and
September 2004 quarter: R13 million (US$2 million)).
These costs are included in other expenses. Earnings per
share, headline earnings, headline earnings per share and
diluted earnings per share have also been restated.
Dividend
In line with the Company’s policy of paying out 50 per cent
of its earnings, subject to investment opportunities, an
interim dividend has been declared payable to shareholders
as follows:
- Interim dividend number 64:
40 SA cents per share
- Last date to trade cum-dividend:
Friday, 10 February 2006
- Sterling & US dollar conversion date:
Monday, 13 February 2006
- Trading commences ex-dividend:
Monday, 13 February 2006
- Record date:
Friday, 17 February 2006
- Payment date:
Monday, 20 February 2006
Share certificates may not be dematerialised or
rematerialised between Monday, 13 February 2006 and
Friday, 17 February 2006, both dates inclusive.
Restated total cash costs – Peer
comparison
In order to compare total cash costs with our peer reporting gold companies, a schedule is included below our normal
Total cash cost calculation on page 16 to show the effect of capitalising ore reserve development costs.
Off reef development costs and a portion of direct shaft
overheads are capitalised in this pro-forma calculation.
Users of this calculation should bear in mind that this
methodology would, should it be adopted, result in higher
capital expenditure and amortisation.
Outlook
In the March quarter gold production at the South African
operations will decrease, mainly at Kloof due to lower
volumes, but this should be offset by an increase at the
international operations. Gold production for the Group in
the March quarter is thus expected to be similar to the
current quarter. Cash costs should therefore also be
similar.
Basis of accounting
The unaudited results for the quarter and six months have
been prepared on the International Financial Reporting
Standards (IFRS) basis. The detailed financial, operational
and development results for the December 2005 quarter are
submitted in this report.
These consolidated quarterly statements are prepared in
accordance with IAS 34, Interim Financial Reporting. The
accounting policies used in the preparation of this report are consistent with those applied in the previous year-end,
except for the adoption of IFRS 2 – share based payments
and the adoption of the revised international accounting
standards forthcoming from the IAS improvements project
and new IFRS issued by the International Accounting
Standards Board.
I.D. Cockerill
Chief Executive Officer
26 January 2006

I n c o m e  s t a t e m e n t
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Six months to
December
2005
September
2005
Restated
December
2004
December
2005
Restated
December
2004
Revenue
3,478.8
3,022.5         2,945.5
6,501.3
5,650.3
Operating costs
2,541.7
2,457.3         2,341.2
4,999.0
4,677.1
Gold inventory change
(20.6)
10.9           (32.5)
(9.7)
(119.6)
Operating profit
957.7
554.3           636.8
1,512.0
1,092.8
Amortisation and depreciation
375.6
353.4            379.1
729.0
749.8
Net operating profit
582.1
200.9            257.7
783.0
343.0
Finance income/(cost)
17.8
(0.1)             20.4
17.7
52.7
- Net interest received
16.8
0.8             15.5
17.6
31.8
- Gain/(loss) on foreign debt, net of cash
1.0
(0.9)              4.9
0.1
20.9
(Loss)/gain on financial instruments
(18.8)
(8.8)           146.7
(27.6)
298.4
Other expenses
(29.0)
(18.8)           (36.9)
(47.8)
(54.4)
Exploration
(54.1)
(66.2)           (39.1)
(120.3)
(94.0)
Profit before tax and exceptional items
498.0
107.0           348.8
605.0
545.7
Exceptional gain/(loss)
1.8
2.7         (109.4)
4.5
(109.4)
Profit before taxation
499.8
109.7           239.4
609.5
436.3
Mining and income taxation
200.2
45.0           134.5
245.2
220.4
- Normal taxation
121.2
74.0            78.4
195.2
141.7
- Deferred taxation
79.0
(29.0)             56.1
50.0
78.7
Net profit
299.6
64.7            104.9
364.3
215.9
Attributable to:
- Ordinary shareholders
262.0
39.2             67.3
301.2
156.4
- Minority shareholders
37.6
25.5             37.6
63.1
59.5
Exceptional items:
Profit on sale of investments
-
1.8             38.9
1.8
38.9
Harmony hostile bid costs
-
-           (82.9)
-
(82.9)
IAMGold transaction costs
-
-           (64.8)
-
(64.8)
Other
1.8
0.9             (0.6)
2.7
(0.6)
Total exceptional items
1.8
2.7          (109.4)
4.5
(109.4)
Taxation
(0.6)
(0.6)             (3.8)
(1.2)
(3.8)
Net exceptional items after tax and minorities
1.2
2.1          (113.2)
3.3
(113.2)
Net earnings
262.0
39.2             67.3
301.2
156.4
Net earnings per share (cents)
53
8                13
61
31
Diluted earnings per share (cents)
53
8                13
61
30
Headline earnings
260.7
36.2             32.2
296.9
121.3
Headline earnings per share (cents)
53
7                 6
60
24
Net earnings excluding gains and losses on financial
instruments and foreign debt, net of cash and exceptional
items
274.7
43.7             87.3
318.4
68.8
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional
items (cents)
56
9               17
65
13
Gold sold – managed kg
34,381
32,972          34,705
67,353
67,765
Gold price received R/kg
101,184
91,669          84,872
96,526
83,381
Total cash costs R/kg
71,659
72,768          64,921
72,202
65,700

I n c o m e  s t a t e m e n t
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Six months to
December
2005
September
2005
Restated
December
2004
December
2005
Restated
December
2004
Revenue
533.5
463.6             480.2
997.1
905.5
Operating costs
389.8
376.9             382.2
766.7
749.5
Gold inventory change
(3.2)
1.7              (5.5)
(1.5)
(19.2)
Operating profit
146.9
85.0            103.5
231.9
175.2
Amortisation and depreciation
57.6
54.2             61.9
111.8
120.2
Net operating profit
89.3
30.8             41.6
120.1
55.0
Finance income/(cost)
2.7
-              3.3
2.7
8.4
- Net interest received
2.6
0.1              2.5
2.7
5.1
- Gain/(loss) on foreign debt, net of cash
0.1
(0.1)              0.8
-
3.3
(Loss)/gain on financial instruments
(2.9)
(1.3)            23.9
(4.2)
47.8
Other expenses
(4.4)
(2.9)             (5.9)
(7.3)
(8.8)
Exploration
(8.3)
(10.2)              (6.5)
(18.5)
(15.1)
Profit before tax and exceptional items
76.4
16.4             56.4
92.8
87.3
Exceptional gain/(loss)
0.3
0.4            (17.5)
0.7
(17.5)
Profit before taxation
76.7
16.8             38.9
93.5
69.8
Mining and income taxation
30.7
6.9             21.7
37.6
35.3
- Normal taxation
18.6
11.3             12.7
29.9
22.7
- Deferred taxation
12.1
(4.4)              9.0
7.7
12.6
Net profit
46.0
9.9            17.2
55.9
34.5
Attributable to:
- Ordinary shareholders
40.2
6.0            11.1
46.2
25.0
- Minority shareholders
5.8
3.9              6.1
9.7
9.5
Exceptional items:
Profit on sale of investments
-
0.3             6.2
0.3
6.2
Harmony hostile bid costs
-
-          (13.3)
-
(13.3)
IAMGold transaction costs
-
-          (10.4)
-
(10.4)
Other
0.3
0.1                  -
0.4
-
Total exceptional items
0.3
0.4          (17.5)
0.7
(17.5)
Taxation
(0.1)
(0.1)            (0.6)
(0.2)
(0.6)
Net exceptional items after tax and minorities
0.2
0.3           (18.1)
0.5
(18.1)
Net earnings
40.2
6.0            11.1
46.2
25.0
Net earnings per share (cents)
8
1                2
9
5
Diluted earnings per share (cents)
8
1                2
9
5
Headline earnings
39.9
5.6              5.5
45.5
19.4
Headline earnings per share (cents)
8
1                 1
9
4
Net earnings excluding gains and losses on financial
instruments and foreign debt, net of cash and exceptional
items
42.1
6.7             14.1
48.8
11.0
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional
items (cents)
9
1                  2
10
2
South African rand/United States dollar conversion rate
6.53
6.52              6.12
6.52
6.24
South African rand/Australian dollar conversion rate
4.88
4.96              4.60
4.92
4.55
Gold sold – managed ozs (000)
1,105
1,060            1,116
2,165
2,179
Gold price received $/oz
482
437              431
460
416
Total cash costs $/oz
341
347              330
344
327

B a l a n c e  s h e e t
International Financial Reporting Standards Basis
Figures are in millions otherwise stated
South African Rand
United States Dollars
December
2005
Restated
June
2005
December
2005
Restated
June
2005
Property, plant and equipment
16,495.3
16,959.5
2,589.5
2,531.3
Non-current assets
409.7
389.0
64.3
58.1
Investments
1,350.1
992.8
211.9
148.2
Current assets
5,226.2
5,656.1
820.4
844.2
- Other current assets
2,289.0
2,281.1
359.3
340.5
- Cash and deposits
2,937.2
3,375.0
461.1
503.7
Total assets
23,481.3
23,997.4
3,686.1
3,581.8
Shareholders’ equity
16,299.2
16,534.1
2,558.7
2,467.8
Deferred taxation
3,249.8
3,249.8
510.2
485.0
Long-term loans
1,020.4
1,176.0
160.2
175.5
Environmental rehabilitation provisions
894.4
905.8
140.4
135.2
Post-retirement health care provisions
23.2
24.1
3.6
3.6
Current liabilities
1,994.3
2,107.6
313.0
314.7
- Other current liabilities
1,691.2
1,820.1
265.4
271.8
- Current portion of long-term loans
303.1
287.5
47.6
42.9
Total equity and liabilities
23,481.3
23,997.4
3,686.1
3,581.8
South African rand/US dollar conversion rate
6.37
6.70
South African rand/Australian dollar conversion rate
4.36
5.15
C o n d e n s e d  s t a t e m e n t  o f  c h a n g e s  i n  e q u i t y
International Financial Reporting Standards Basis
Figures are in millions otherwise stated
South African Rand
United States Dollars
December
2005
Restated
December
2004
December
2005
Restated
December
2004
Balance as at the beginning of the financial year
16,534.1
14,949.3
2,467.8
2,372.9
Minority shareholders interest now reflected in shareholders equity
-
662.9
-
105.2
Restated balance at the beginning of the financial year
16,534.1
15,612.2
2,467.8
2,478.1
Currency translation adjustment and other
(607.6)
(457.6)
33.1
173.5
Issue of share capital
0.6
0.3
0.1
-
Increase of share premium
5.8
15.0
0.9
2.4
Marked to market valuation of listed investments and instruments
234.2
(11.2)
35.9
(1.8)
Dividends
(196.8)
(196.7)
(29.4)
(29.4)
Increase in share based payment reserve
31.2
26.0
4.9
4.2
Net profit attributable to ordinary shareholders
301.2
156.4
46.2
25.0
Net profit attributable to minority shareholders
63.1
59.5
9.7
9.5
(Decrease)/increase in minorities
(66.6)
47.8
(10.5)
14.2
Balance as at the end of December
16,299.2
15,251.7
2,558.7
2,675.7
R e c o n c i l i a t i o n  o f  h e a d l i n e  e a r n i n g s  w i t h  n e t  e a r n i n g s
Figures are in millions otherwise stated
South African Rand
United States Dollars
December
2005
September
2005
December
2004
December
2005
September
2005
December
2004
Net earnings
262.0
39.2              67.3             40.2
6.0             11.1
Profit on sale of investments
-
(1.8)            (38.9)
-
(0.3)             (6.4)
Taxation effect of profit on sale of investments
-
0.3               4.0                   -
-              0.8
Asset sales and other after tax adjustments
(1.3)
(1.5)             (0.2)              (0.3)
(0.1)                 -
Headline earnings
260.7
36.2             32.2               39.9
5.6              5.5
Headline earnings per share – cents
53
7                 6                   8
1                 1
Based on headline earnings as given above divided by
492,600,779 (September 2005 - 491,515,569 and December 2004
- 491,907,010) being the weighted average number of ordinary shares in issue

C a s h  f l o w  s t a t e m e n t
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Six months to
December
2005
September
2005
Restated
December
2004
December
2005
Restated
December
2004
Cash flow from operating activities
556.5
302.8             233.4
859.3
431.0
Profit before tax and exceptional items
498.0
107.0             348.8
605.0
545.7
Exceptional items
1.8
2.7           (109.4)
4.5
(109.4)
Amortisation and depreciation
375.6
353.4             379.1
729.0
749.8
Change in working capital
(266.4)
(120.4)           (162.4)
(386.8)
(345.3)
Taxation paid
(57.1)
(77.7)             (69.3)
(134.8)
(120.7)
Other non-cash items
4.6
37.8           (153.4)
42.4
(289.1)
Dividends paid
-
(196.8)                   -
(196.8)
(261.0)
Ordinary shareholders
-
(196.8)                   -
(196.8)
(196.7)
Minority shareholders in subsidiaries
-
-                   -
-
(64.3)
Cash utilised in investing activities
(429.4)
(330.6)           (425.4)
(760.0)
(1,201.3)
Capital expenditure – additions
(401.6)
(325.2)           (527.6)
(726.8)
(1,282.3)
Capital expenditure – proceeds on disposal
3.6
4.2              37.1
7.8
40.1
Purchase of investments
(26.8)
(12.1)             (20.7)
(38.9)
(41.5)
Proceeds on the disposal of investments
-
8.4              88.4
8.4
90.6
Environmental and post-retirement health care payments
(4.6)
(5.9)              (2.6)
(10.5)
(8.2)
Cash flow from financing activities
6.4
(206.6)              24.9
(200.2)
69.0
Loans received
-
-              16.8
-
16.8
Loans repaid
-
(140.0)                  -
(140.0)
(74.0)
Minority shareholder’s loan received
(66.6)
-                  -
(66.6)
110.9
Shares issued
73.0
(66.6)               8.1
6.4
15.3
Net cash inflow/(outflow)
133.5
(431.2)           (167.1)
(297.7)
(962.3)
Translation adjustment
4.1
(144.2)           (264.1)
(140.1)
(194.7)
Cash at beginning of period
2,799.6
3,375.0          3,408.7
3,375.0
4,134.5
Cash at end of period
2,937.2
2,799.6          2,977.5
2,937.2
2,977.5
United States Dollars
Quarter
Six months to
December
2005
September
2005
Restated
December
2004
December
2005
Restated
December
2004
Cash flow from operating activities
89.8
47.0               40.4
136.8
71.0
Profit before tax and exceptional items
76.4
16.4               56.4
92.8
87.3
Exceptional items
0.3
0.4             (17.5)
0.7
(17.5)
Amortisation and depreciation
57.6
54.2               61.9
111.8
120.2
Change in working capital
(40.8)
(18.5)             (26.5)
(59.3)
(55.3)
Taxation paid
(4.4)
(11.3)               (8.9)
(15.7)
(17.5)
Other non-cash items
0.7
5.8             (25.0)
6.5
(46.2)
Dividends paid
-
(29.4)                    -
(29.4)
(39.5)
Ordinary shareholders
-
(29.4)                    -
(29.4)
(29.4)
Minority shareholders in subsidiaries
-
-                    -
-
(10.1)
Cash utilised in investing activities
(65.8)
(50.8)             (70.5)
(116.6)
(192.6)
Capital expenditure – additions
(61.6)
(49.9)             (86.8)
(111.5)
(205.5)
Capital expenditure – proceeds on disposal
0.6
0.6                5.9
1.2
6.4
Purchase of investments
(4.1)
(1.9)              (3.4)
(6.0)
(6.7)
Proceeds on the disposal of investments
-
1.3              14.2
1.3
14.5
Environmental and post-retirement health care payments
(0.7)
(0.9)               (0.4)
(1.6)
(1.3)
Cash flow from financing activities
0.7
(31.7)                 4.1
(31.0)
10.7
Loans received
-
-                2.7
-
2.7
Loans repaid
-
(21.5)                   -
(21.5)
(11.6)
Minority shareholder’s loan received
(10.5)
-                   -
(10.5)
17.1
Shares issued
11.2
(10.2)                1.4
1.0
2.5
Net cash inflow/(outflow)
24.7
(64.9)             (26.0)
(40.2)
(150.4)
Translation adjustment
(5.9)
3.5              24.0
(2.4)
16.5
Cash at beginning of period
442.3
503.7             524.4
503.7
656.3
Cash at end of period
461.1
442.3             522.4
461.1
522.4

H e d g i n g / D e r i v a t i v e s
Policy
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
•  to protect cash flows at times of significant expenditure,
•  for specific debt servicing requirements, and
•  to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency and interest rate financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IAS 39 and accordingly the positions have been marked to market.
Position at end of December 2005
On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance of A$64.7 million not yet realised in cash is detailed below:
Payment value dates
Future cash flows - A$ million
30 December 2005 13.6
31 March 2006 13.3
30 June 2006 12.9
29 September 2006 12.6
29 December 2006 12.3
TOTAL 64.7
The balance of the unmatured call options purchased at a total cost of US$8.3 million, are detailed below:
US Dollars / Australian Dollars call options
Year ended 30 June 2006
2007                               TOTAL
Australian dollar call options:
Amount (US dollars) - 000’s 50,000
75,000                             125,000
Average strike price - (US$/A$) 0.7670
0.7670                               0.7670
The marked to market value of all transactions making up the positions in the above table was a positive US$0.9 million. This was based on an exchange rate of A$/US$ 0.7331. The value was based on the prevailing interest rates and volatilities at the time.
US Dollars / Rand forward purchases
Year ended 30 June 2006
2007                               TOTAL
Forward purchases:
Amount (US Dollars)
- 000’s 30,000
-                               30,000
Average rate - (ZAR/US$) 6.5522
-                               6.5522
The marked to market value of all transactions making up the positions in the above table was a negative R2.7 million (US$0.5 million). The value was based on an exchange rate of ZAR/US$6.37 and the prevailing interest rates and volatilities at the time.
Rand forward purchases of US$30 million matured on 1 December 2005 and was extended to mature on 5 June 2006 resulting in a cash outflow of R14.3 million.
International Petroleum Exchange (IPE) Gasoil call options
Gold Fields Ghana purchased a one year Asian style (average monthly price) call option at the spot price ruling on that day of US$0.42 per litre (approximately US$500 per metric ton) in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$1.66 million, paid upfront, at a strike price of US$0.45 per litre. During the quarter options expired resulting in a cash inflow of US$0.5 million. The balance of the unexpired options are given below.
Year ended 30 June
2006
2007                            TOTAL
Forward purchases:
Amount (litres) - 000’s 25,800
-                            25,800
Strike price - US$/litre 0.45
-                               0.45
Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,185 i.e. US$/litre 0.45 equates to US$533 per metric ton.
The marked to market value of all transactions making up the position above was a positive US$0.7 million. The value was based on an IPE Gasoil price of
US$0.4327 per litre (US$513 per metric ton). The value was based on the prevailing interest rates and volatilities at the time.

Total cash costs
Gold Institute Industry Standard
All figures are in Rand millions unless otherwise stated
South African Operations
International Operations
Ghana                          Australia
#
Total Mine
Operations
Total
Driefontein
Kloof            Beatrix             Total
Tarkwa    Damang         St
Ives          Agnew
Operating costs
(1)
December 2005 2,541.7 1,732.1 674.6 648.3 409.2 809.6 322.3         123.3                 267.2 96.8
September 2005 2,457.3 1,671.6 656.0 624.7 390.9 785.7 318.2         124.1                 244.3 99.1
Financial year to date 4,999.0 3,403.7 1,330.6 1,273.0 800.1 1,595.3 640.5         247.4                 511.5 195.9
Gold-in-process and December 2005 (14.5) - - - - (14.5) (14.2)            4.2 (4.2) (0.3)
inventory change* September 2005 11.5 - - - - 11.5 (2.8)          13.4                     3.8 (2.9)
Financial year to date (3.0) - - - - (3.0) (17.0)          17.6                   (0.4) (3.2)
Less: Rehabilitation costs December 2005 9.7 9.4 2.8 4.1 2.5 0.3 0.3                -                         - -
  September 2005 9.8 9.4 2.8 4.1 2.5 0.4 0.4                -                         - -
Financial year to date 19.5 18.8 5.6 8.2 5.0 0.7 0.7                -                         - -
Production taxes December 2005 8.3 8.3 3.7 3.7 0.9 - -               -                         - -
September 2005 8.8 8.8 4.1 3.8 0.9 - -               -                         - -
Financial year to date 17.1 17.1 7.8 7.5 1.8 - -               -                         - -
General and admin December 2005 89.7 55.1 22.8 20.6 11.7 34.6 16.4            3.1                      8.7 6.4
September 2005 92.1 56.8 23.3 20.9 12.6 35.3 15.7            2.9                     9.3 7.4
Financial year to date 181.8 111.9 46.1 41.5 24.3 69.9 32.1            6.0 18.0 13.8
Cash operating costs
December 2005 2,419.5 1,659.3 645.3 619.9 394.1 760.2 291.4        124.4                  254.3 90.1
September 2005 2,358.1 1,596.6 625.8 595.9 374.9 761.5 299.3        134.6                  238.8 88.8
Financial year to date 4,777.6 3,255.9 1,271.1 1,215.8 769.0 1,521.7 590.7        259.0                  493.1 178.9
Plus: Production taxes December 2005 8.3 8.3 3.7 3.7 0.9 - -               -                         - -
September 2005 8.8 8.8 4.1 3.8 0.9 - -               -                         - -
Financial year to date 17.1 17.1 7.8 7.5 1.8 - -               -                         - -
Royalties                                                    December 2005 35.9 - - - - 35.9 15.7            5.2 10.6 4.4
September 2005 32.4 - - - - 32.4 14.9            5.2                     7.9 4.4
Financial year to date 68.3 - - - - 68.3 30.6           10.4                  18.5 8.8
TOTAL CASH COSTS
(2)
December 2005 2,463.7 1,667.6 649.0 623.6 395.0 796.1 307.1         129.6                264.9 94.5
September 2005 2,399.3 1,605.4 629.9 599.7 375.8 793.9 314.2         139.8                 246.7 93.2
Financial year to date 4,863.0 3,273.0 1,278.9 1,223.3 770.8 1,590.0 621.3         269.4                 511.6 187.7
Plus: Amortisation* December 2005 344.4 159.1 61.5 70.2 27.4 185.3 54.6             5.8                       124.9
September 2005 327.9 141.2 61.3 58.3 21.6 186.7 60.5             7.2                       119.0
Financial year to date 672.3 300.3 122.8 128.5 49.0 372.0 115.1           13.0 243.9
Rehabilitation December 2005 9.7 9.4 2.8 4.1 2.5 0.3 0.3                -                              -
September 2005 9.8 9.4 2.8 4.1 2.5 0.4 0.4                -                              -
Financial year to date 19.5 18.8 5.6 8.2 5.0 0.7 0.                  -                              -
TOTAL PRODUCTION COSTS
(3)
December 2005 2,817.8 1,836.1 713.3 697.9 424.9 981.7 362.0         135.4 484.3
September 2005 2,737.0 1,756.0 694.0 662.1 399.9 981.0 375.1         147.0 458.9
Financial year to date 5,554.8 3,592.1 1,407.3 1,360.0 824.8 1,962.7 737.1          282.4 943.2
Gold sold – thousand ounces
December 2005 1,105.4 697.6 290.1 252.6 154.9 407.8 166.6            60.2 125.9 55.1
September 2005 1,060.1 646.8 289.8 218.4 138.6 413.2 174.2            57.2 119.8 62.0
Financial year to date 2,165.4 1,344.4 579.9 471.0 293.5 821.0 340.8          117.4                245.7 117.2
TOTAL CASH COSTS
December 2005 341 366 343 378 391 299 282             330                  322 262
– US$/z                                                      September
2005 347 381 333 421 416 295 277             375                  316 230
Financial year to date 344 373 338 398 403 297 280             352                 319 246
TOTAL PRODUCTION COSTS            December
2005 390 403 377 423 420 369 333             345 410
- US$/oz                                                    September
2005 396 416 367 465 442 364 330             394 387
Financial year to date 393 410 372 443 431 367 332             369 399
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.
(3)
Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold in process change.
Average exchange rates are US$1 = R6.53 and US$1 = R6.52 for the December 2005 and September 2005 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
TOTAL CASH COSTS EXCLUDING ORE RESERVE DEVELOPMENT COSTS (IN LINE WITH PEER GROUP REPORTING)
TOTAL CASH COSTS
(2)
December 2005 2,463.7 1,667.6 649.0 623.6 395.0 796.1 307.1           129.6             264.9 94.5
September 2005 2,399.3 1,605.4 629.9 599.7 375.8 793.9 314.2           139.8             246.7 93.2
Financial year to date 4,863.0 3,273.0 1,278.9 1,223.3 770.8 1,590.0 621.3           269.4             511.6 187.7
Less: December 2005 194.3 194.3 72.1 69.0 53.2 - -                 -                    - -
Ore reserve development costs September 2005 185.4 185.4 74.0 60.8 50.6 - -                 -                    - -
Financial year to date 379.7 379.7 146.1 129.8 103.8 - -                 -                    - -
RESTATED TOTAL CASH COSTS December 2005 2,269.4 1,473.3 576.9 554.6 341.8 796.1 307.1           129.6            264.9 94.5
September 2005 2,213.9 1,420.0 555.9 538.9 325.2 793.9 314.2           139.8             246.7 93.2
Financial year to date 4,483.3 2,893.3 1,132.8 1,093.5 667.0 1,590.0 621.3           269.4             511.6 187.7
Gold sold – kilograms
December 2005 34,381 21,697 9,022 7,857 4,818 12,684 5,183           1,871             3,915 1,715
September 2005 32,972 20,119 9,015 6,792 4,312 12,853 5,418           1,779             3,727 1,929
Financial year to date 67,353 41,816 18,037 14,649 9,130 25,537 10,601            3,650             7,642 3,644
Gold sold – thousand ounces
December 2005 1,105.4 697.6 290.1 252.6 154.9 407.8 166.6              60.2 125.9 55.1
September 2005 1,060.1 646.8 289.8 218.4 138.6 413.2 174.2              57.2 119.8 62.0
Financial year to date 2,165.4 1,344.4 579.9 471.0 293.5 821.0 340.8            117.4             245.7 117.2
RESTATED TOTAL CASH COSTS
December 2005 66,007 67,903 63,944 70,587 70,942 62,764 59,251           69,268          67,663 55,102
- R/kilogram                                             September
2005 67,145 70,580 61,664 79,343 75,417 61,768 57,992           78,583          66,193 48,315
Financial year to date 66,564 69,191 62,804 74,647 73,056 62,263 58,608           73,808          66,946 51,509
RESTATED TOTAL CASH COSTS      December
2005 314 323 305 336 338 299 282               330                322 262
- US$/oz                                                    September
2005 320 337 294 379 360 295 277               375                316 230
Financial year to date 318 330 300 356 349 297 280               352                319 246
Note: Users of the revised total cash cost number must bear in mind that this methodology will result in higher capital expenditure and amortisation

Operating
and financial results
South African Operations
South African Rand
Total Mine
Operations
Total
Driefontein             Kloof            Beatrix
Operating Results
Ore milled/treated (000 tons)
December 2005
12,089
3,565
1,684                 950                   931
September
2005
11,888
3,320
1,614                         875                            831
Financial year to date
23,977
6,885
3,298                      1,825                        1,762
Yield (grams per ton)
December 2005
2.8
6.1
5.4                          8.3                            5.2
September
2005
2.8
6.1
5.6                          7.8                            5.2
Financial year to date

2.8
6.1
5.5                          8.0                            5.2
Gold produced (kilograms)
December 2005
34,381
21,697
9,022                       7,857                       4,818
September
2005
32,972
20,119
9,015                       6,792                       4,312
Financial year to date
67,353
41,816
18,037                     14,649                       9,130
Gold sold (kilograms)
December 2005
34,381
21,697
9,022                       7,857                       4,818
September
2005
32,972
20,119
9,015                       6,792                       4,312
Financial year to date
67,353
41,816
18,037                      14,649                       9,130
Gold price received (Rand per kilogram)
December 2005
101,184
101,069
101,064                    100,967                  101,245
September
2005
91,669
91,535
91,425                      91,431                     91,929
Financial year to date
96,526
96,482
96,247                      96,546                     96,846
Total cash costs (Rand per kilogram)
December 2005
71,659
76,859
71,935                      79,369                     81,984
September
2005

72,768
79,795
69,872                      88,295                     87,152
Financial year to date
72,202
78,271
70,904                      83,507                     84,425
Total production costs (Rand per kilogram)
December 2005
81,958
84,625
79,062                      88,825                     88,190
September
2005
83,010
87,281
76,983                      97,482                     92,741
Financial year to date
82,473
85,903
78,023                      92,839                     90,340
Operating costs (Rand per ton)
December 2005
210
486
401                          682                          440
September
2005
207
503
406                           714                         470
Financial year to date
208
494
403                           698                         454
Financial Results (Rand million)
Revenue
December 2005
3,478.8
2,192.9
911.8                        793.3                      487.8
September
2005
3,022.5
1,841.6
824.2                        621.0                      396.4
Financial year to date
6,501.3
4,034.5
1,736.0                     1,414.3                      884.2
Operating costs
December 2005
2,541.7
1,732.1
674.6                        648.3                     409.2
September
2005
2,457.3
1,671.6
656.0                        624.7                     390.9
Financial year to date
4,999.0
3,403.7
1,330.6                     1,273.0                      800.1
Gold inventory change
December 2005
(20.6)
-
-                               -                             -
September
2005
10.9
-
-                               -                             -
Financial year to date
(9.7)
-
-                               -                             -
Operating profit
December 2005
957.7
460.8
237.2                        145.0                       78.6
September
2005
554.3
170.0
168.2                          (3.7)                        5.5
Financial year to date
1,512.0
630.8
405.4                        141.3                       84.1
Amortisation of mining assets
December 2005
350.5
159.1
61.5                          70.2                       27.4
September
2005
328.5
141.2
61.3                          58.3                       21.6
Financial year to date
679.0
300.3
122.8                        128.5                       49.0
Net operating profit
December 2005
607.2
301.7
175.7                          74.8                       51.2
September
2005
225.8
28.8
106.9                        (62.0)                    (16.1)
Financial year to date
833.0
330.5
282.6                          12.8                       35.1
Other income/(expense)
December 2005
(43.2)
(32.3)
(11.2)                          (8.4)
(12.7)
September
2005
(26.1)
(38.5)
(11.3)                        (12.2)                     (15.0)
Financial year to date

(69.3)
(70.8)
(22.5)                        (20.6)                     (27.7)
Profit before taxation
December 2005
564.0
269.4
164.5                          66.4                        38.5
September
2005
199.7
(9.7)
95.6                        (74.2)                     (31.1)
Financial year to date
763.7
259.7
260.1                          (7.8)                         7.4
Mining and income taxation
December 2005
206.1
83.2
46.3                          20.1                        16.8
September 2005
49.9
(35.4)
14.2                        (36.8)                      (12.8)
Financial year to date
256.0
47.8
60.5                        (16.7)
4.0
-
Normal taxation
December 2005
111.1
40.5
40.5                               -                               -
September
2005
69.7
13.4
13.4                               -                               -
Financial year to date
180.8
53.9
53.9                               -                               -
-
Deferred taxation
December 2005
95.0
42.7
5.8                          20.1                         16.8
September
2005
(19.8)
(48.8)
0.8                         (36.8)                      (12.8)
Financial year to date
75.2
(6.1)
6.6                         (16.7)
4.0
Profit before exceptional items
December 2005
357.9
186.2
118.2                          46.3                          21.7
September 2005
149.8
25.7
81.4                        (37.4)                       (18.3)
Financial year to date
507.7
211.9
199.6                            8.9                            3.4
Exceptional items
December 2005
1.9
0.8
0.1                               -
0.7
September
2005
0.8
0.4
-                              -
0.4
Financial year to date
2.7
1.2
0.1                               -
1.1
Net profit
December 2005
359.8
187.0
118.3                         46.3                           22.4
September
2005
150.6
26.1
81.4                       (37.4)                        (17.9)
Financial year to date
510.4
213.1
199.7                           8.9                            4.5
December 2005
375.0
186.6
118.3                         46.3                          22.0
September 2005
144.4
25.9
81.4                       (37.4)                        (18.1)
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Financial year to date
519.4
212.5
199.7                           8.9                            3.9
Capital expenditure
December 2005
391.3
168.7
60.6                         53.4                           54.7
September 2005
315.4
133.4
46.7                         42.7                          44.0
Financial year to date
706.7
302.1
107.3                         96.1                          98.7
Planned for next six months to June 2006
944.5
419.7
159.6                       124.8                        135.3

Operating and financial results
International Operations
Ghana
Australia #
South African Rand
Total
Tarkwa
Damang
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
December 2005
8,524
5,160                             1,324                           1,713                            327
September
2005
8,568
5,275                             1,327                           1,641                            325
Financial year to date
17,092
10,435                             2,651                           3,354                            652
Yield (grams per ton)
December 2005
1.5
1.0                                1.4                               2.3
5.2
September 2005
1.5
1.0                                1.3                               2.3
5.9
Financial year to date
1.5
1.0                                1.4                               2.3
5.6
Gold produced (kilograms)
December 2005
12,684
5,183                             1,871                          3,915
1,715
September
2005
12,853
5,418                             1,779                           3,727
1,929

Financial year to date
25,537
10,601                             3,650                           7,642
3,644
Gold sold (kilograms)
December 2005
12,684
5,183                             1,871                           3,915
1,715
September
2005
12,853
5,418                             1,779                            3,727
1,929
Financial year to date
25,537
10,601                             3,650                           7,642
3,644
Gold price received (Rand per kilogram)
December 2005
101,380
101,100                          100,909                       101,737
101,924
September
2005
91,877
91,602                            91,793                         92,058
92,379
Financial year to date
96,597
96,246                            96,466                         97,016
96,872
Total cash costs (Rand per kilogram)
December 2005
62,764
59,251                            69,268                         67,663
55,102
September
2005
61,768
57,992                            78,583                         66,193
48,315
Financial year to date
62,263
58,608                            73,808                         66,946
51,509
Total production costs (Rand per kilogram)
December 2005
77,397
69,844                            72,368
86,021
September
2005
76,325
69,232                            82,631
81,135
Financial year to date
76,857
69,531                            77,370
83,573
Operating costs (Rand per ton)
December 2005
95
62                                  93                              156
296
September
2005
92
60                                  94                              149
305
Financial year to date
93
61                                  93                              153
300
Financial Results (Rand million)
Revenue                                                                                                   December
2005
1,285.9
524.0                             188.8                            398.3
174.8
September
2005
1,180.9
496.3                             163.3                            343.1
178.2
Financial year to date
2,466.8
1,020.3                             352.1                            741.4
353.0
Operating costs
December 2005
809.6
322.3                             123.3                           267.2                           96.8
September
2005
785.7
318.2                             124.1                           244.3                           99.1
Financial year to date
1,595.3
640.5                             247.4                           511.5
195.9
Gold inventory change
December 2005
(20.6)
(18.1)                                 4.2                             (6.2)
(0.5)
September
2005
10.9
(3.5)                               13.4                              5.0
(4.0)
Financial year to date
(9.7)
(21.6)                               17.6                              (1.2)
(4.5)
Operating profit
December 2005
496.9
219.8                                61.3                           137.3
78.5
September
2005
384.3
181.6                                25.8                             93.8
83.1
Financial year to date
881.2
401.4                                87.1                           231.1
161.6
Amortisation of mining assets
December 2005
191.4
58.5                                  5.8
127.1
September 2005
187.3
61.2                                  7.2
118.9
Financial year to date
378.7
119.7                                13.0
246.0
Net operating profit
December 2005
305.5
161.3                                55.5
88.7
September
2005
197.0
120.4                                18.6
58.0
Financial year to date
502.5
281.7                                74.1
146.7
Other income/(expense)
December 2005
(10.9)
(4.1)                               (4.1)
(2.7)
September 2005
12.4
9.9                                  4.4
(1.9)
Financial year to date
1.5
5.8                                  0.3
(4.6)
Profit before taxation
December 2005
294.6
157.2                                51.4
86.0
September
2005
209.4
130.3                                23.0
56.1
Financial year to date
504.0
287.5                                74.4
142.1
Mining and income taxation
December 2005
122.9
57.4                                19.2
46.3
September 2005
85.3
48.9                                10.4
26.0
Financial year to date
208.2
106.3                                29.6
72.3
-
Normal taxation
December 2005
70.6
43.0                                12.6
15.0
September
2005
56.3
38.8                                  5.2
12.3
Financial year to date
126.9
81.8                                17.8
27.3
-
Deferred taxation
December 2005
52.3
14.4                                 6.6
31.3
September
2005
29.0
10.1                                 5.2
13.7
Financial year to date
81.3
24.5                               11.8
45.0
Profit before exceptional items
December 2005
171.7
99.8                               32.2
39.7
September 2005
124.1
81.4                               12.6
30.1
Financial year to date
295.8
181.2                               44.8
69.8
Exceptional items
December 2005
1.1
-                                   -
1.1
September
2005
0.4
(1.3)                                   -
1.7
Financial year to date
1.5
(1.3)                                   -
2.8
Net profit
December 2005
172.8
99.8                               32.2
40.8
September
2005
124.5
80.1                               12.6
31.8
Financial year to date
297.3
179.9                               44.8
72.6
December 2005
188.4
107.7                               35.6
45.1
September 2005
118.5
75.6                                 9.9
33.0
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Financial year to date
306.9
183.3                               45.5
78.1
Capital expenditure
December 2005
222.6
68.9                               34.9                              86.1
32.7
September 2005
182.0
46.7                               24.8                              80.8
29.7
Financial year to date
404.6
115.6                               59.7                            166.9
62.4
Planned for next six months to June 2006
524.8
186.9                             127.1                            152.9                         57.9
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results
South
African
Operations
United States Dollars
Total Mine
Operations
Total
Driefontein                  Kloof                   Beatrix
Operating Results
Ore milled/treated (000 tons) December 2005 12,089 3,565 1,684                             950 931
September 2005 11,888 3,320 1,614                             875 831
Financial year to date 23,977 6,885 3,298                          1,825 1,762
Yield (ounces per ton) December 2005 0.091 0.196 0.172                          0.266 0.166
September 2005   0.089 0.195 0.180                          0.250 0.167
Financial year to date 0.090 0.195 0.176                          0.258 0.167
Gold produced (000 ounces) December 2005 1,105.4 697.6 290.                         1 252.6 154.9
September 2005 1,060.1 646.8 289.8                          218.4 138.6
Financial year to date 2,165.4 1,344.4 579.9                          471.0 293.5
Gold sold (000 ounces) December 2005 1,105.4 697.6 290.1                          252.6 154.9
September 2005 1,060.1 646.8 289.8                          218.4 138.6
Financial year to date 2,165.4 1,344.4 579.9                          471.0 293.5
Gold price received (dollars per ounce) December 2005 482 481 481                            481 482
September 2005 437 437 436                            436 439
Financial year to date 460 460 459                            461 462
Total cash costs (dollars per ounce) December 2005 341 366 343                           378 391
September 2005 347 381 333                            421 416
Financial year to date 344 373 338                           398 403
Total production costs (dollars per ounce) December 2005 390 403 377                           423 420
September 2005   396 416 367                           465 442
Financial year to date 393 410 372                           443 431
Operating costs (dollars per ton) December 2005 32 74 61                           105                              67
September 2005 32 77 62                           110                             72
Financial year to date 32 76 62                            107                            70
Financial Results ($ million)
Revenue                                                                                         December 2005 533.6 336.3 139.8                          121.7                         74.8
September 2005 463.6 282.5 126.4                           95.2 60.8
Financial year to date 997.1 618.8 266.3                         216.9 135.6
Operating costs December 2005 389.8 265.7 103.5                           99.4 62.8
September 2005 376.9 256.4 100.6                           95.8 60.0
Financial year to date 766.7 522.0 204.1                         195.2 122.7
Gold inventory change December 2005 (3.2) - -                               - -
September 2005 1.7 - -                               - -
Financial year to date (1.5) - -                               - -
Operating profit
December 2005 146.9 70.7 36.4                           22.2 12.1
September 2005 85.0 26.1 25.8                            (0.6)                          0.8
Financial year to date 231.9 96.7 62.2                           21.7 12.9
Amortisation of mining assets December 2005 53.8 24.4 9.4                          10.8                             4.2
September 2005 50.4 21.7 9.4                            8.9 3.3
Financial year to date 104.1 46.1 18.8                           19.7                            7.5
Net operating profit
December 2005 93.1 46.3 26.9                          11.5                             7.9
September 2005 34.6 4.4 16.4                           (9.5) (2.5)
Financial year to date 127.8 50.7 43.3                            2.0 5.4
Other income/(expenses) December 2005 (6.6) (5.0) (1.7)                          (1.3) (1.9)
September 2005 (4.0) (5.9) (1.7)                          (1.9) (2.3)
Financial year to date (10.6) (10.9) (3.5)                          (3.2) (4.2)
Profit before taxation
December 2005 86.5 41.3 25.2                          10.2                             5.9
September 2005 30.6 (1.5) 14.7                        (11.4)                          (4.8)
Financial year to date 117.1 39.8 39.9                           (1.2)                           1.1
Mining and income taxation December 2005 31.6 12.8 7.1                             3.1 2.6
September 2005 7.7 (5.4) 2.2                           (5.6) (2.0)
Financial year to date 39.3 7.3 9.3                            (2.6)                           0.6
- Normal taxation December 2005 17.0 6.2 6.2                                 - -
September 2005 10.7 2.1 2.1                                 - -
Financial year to date 27.7 8.3 8.3                                 - -
- Deferred taxation December 2005 14.6 6.5 0.9                              3.1 2.6
September 2005 (3.0) (7.5) 0.1                             (5.6) (2.0)
Financial year to date 11.5 (0.9) 1.0                             (2.6)                          0.6
Profit before exceptional items
December 2005 54.9 28.6 18.1                               7.1 3.3
September 2005 23.0 3.9 12.5                             (5.7) (2.8)
Financial year to date 77.9 32.5 30.6                               1.4 0.5
Exceptional items December 2005 0.3 0.1 -                                 - 0.1
September 2005 0.1 0.1 -                                 - 0.1
Financial year to date 0.4 0.2 -                                 - 0.2
Net profit
December 2005 55.2 28.7 18.1                               7.1 3.4
September 2005 23.1 4.0 12.5                             (5.7) (2.7)
Financial year to date 78.3 32.7 30.6                               1.4 0.7
December 2005 57.5 28.6 18.1                               7.1 3.4
September 2005 22.1 4.0 12.5                             (5.7) (2.8)
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Financial year to date 79.7 32.6 30.6                              1.4 0.6
Capital expenditure ($ million)
December 2005 60.0 25.9 9.3                              8.2 8.4
September 2005 48.4 20.5 7.2                              6.5 6.7
Financial year to date 108.4 46.3 16.5                            14.7 15.1
Planned for next six months to June 2006 148.3 65.9 25.1                            19.6 21.2
Average exchange rates are US$1 = R6.53 and US$1 = R6.52 for the December 2005 and September 2005 quarters respectively.
Figures may not add as they are rounded independently.

Operating and financial results
International Operations
Australian Dollars
Ghana
Australia #
Australia #
United States Dollars
Total
Tarkwa
Damang
St Ives
Agnew
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons) December 2005 8,524 5,160              1,324                     1,7               13 327 1,713                     327
September 2005 8,568 5,275              1,327                 1,641                 325 1,64                  1 325
Financial year to date 17,092 10,435               2,651                 3,354                 652 3,354                     652
Yield (ounces per ton) December 2005 0.048 0.032              0.045                 0.073 0.169 0.073                  0.169
September 2005 0.048 0.033              0.043                 0.073 0.191 0.073                  0.191
Financial year to date 0.048 0.033               0.044                0.073 0.180 0.073                  0.180
Gold produced (000 ounces) December 2005 407.8 166.6                60.2 125.9 55.1 125.9                    55.1
September 2005 413.2 174.2                57.2 119.8 62.0 119.8                    62.0
Financial year to date 821.0 340.8               117.4                 245.7 117.2 245.7                 117.2
Gold sold (000 ounces) December 2005 407.8 166.6                 60.2 125.9 55.1 125.9                    55.1
September 2005 413.2 174.2                 57.2 119.8 62.0 119.8                    62.0
Financial year to date 821.0 340.8               117.4                 245.7 117.2 245.7                  117.2
Gold price received (dollars per ounce) December 2005 483 482                  481                    485 485 648                     650
September 2005 438 437                  438                    439 441 577                    579
Financial year to date 461 459                  460                    463 462 613                     612
Total cash costs (dollars per ounce) December 2005 299 282                  330                    322 262 431                      351
September 2005 295 277                  375                    316 230 415                     303
Financial year to date 297 280                  352                    319 246 423                     326
Total production costs (dollars per ounce) December 2005 369 333                  345 410 548
September 2005 364 330                   394 387 509
Financial year to date 367 332                   369 399 528
Operating costs (dollars per ton) December 2005 15 10                14 24 45 32                       61
September 2005 14 9                14 23 47 30                       61
Financial year to date 14 9                14 23 46 31                       61
Financial Results ($ million)
Revenue                                                                                        December 2005 197.2 80.4                  29.0                  61.1 26.8 81.5                    35.8
September 2005 181.1 76.1                  25.0                  52.6 27.3 69.2                    35.9
Financial year to date 378.3 156.5                  54.0 113.7 54.1 150.7                    71.7
Operating costs December 2005 124.2 49.4                  18.9                 41.0 14.8 54.7                    19.8
September 2005 120.5 48.8                  19.0                 37.5 15.2 49.3                     20.0
Financial year to date 244.7 98.2                  37.9                 78.5 30.0 104.0                     39.8
Gold inventory change December 2005 (3.2) (2.8)                    0.6 (1.0) (0.1) (1.3) (0.1)
September 2005 1.7 (0.5)                    2.1                   0.8 (0.6) 1.0 (0.8)
Financial year to date (1.5) (3.3)                    2.7 (0.2) (0.7) (0.2) (0.9)
Operating profit
December 2005 76.2 33.7                    9.4 21.1 12.0 28.1                     16.1
September 2005 58.9 27.9                    4.0 14.4 12.7 18.9                     16.8
Financial year to date 135.2 61.6                   13.4                 35.4 24.8 47.0                     32.8
Amortisation of mining assets December 2005 29.4 9.0                     0.9 19.5 26.0
September 2005 28.7 9.4                     1.1 18.2 24.0
Financial year to date 58.1 18.4                     2.0 37.7 50.0
Net operating profit
December 2005 46.9 24.7                     8.5 13.6 18.1
September 2005 30.2 18.5                     2.9 8.9 11.7
Financial year to date 77.1 43.2                   11.4 22.5 29.8
Other income/(expenses) December 2005 (1.7) (0.6)                  (0.6) (0.4) (0.6)
September 2005 1.9 1.5                     0.7 (0.3) (0.4)
Financial year to date 0.2 0.9                        -                         (0.7)                                                  (0.9)
Profit before taxation
December 2005 45.2 24.1                     7.9 13.2 17.6
September 2005 32.1 20.0                     3.5 8.6 11.3
Financial year to date 77.3 44.1                    11.4 21.8 28.9
Mining and income taxation December 2005 18.8 8.8                      2.9 7.1 9.5
September 2005 13.1 7.5                      1.6 4.0 5.2
Financial year to date 31.9 16.3                      4.5 11.1 14.7
- Normal taxation December 2005 10.8 6.6                      1.9 2.3 3.1
September 2005 8.6 6.0                      0.8 1.9 2.5
Financial year to date 19.5 12.5                      2.7 4.2 5.5
- Deferred taxation December 2005 8.0 2.2                     1.0 4.8 6.4
September 2005 4.4 1.5                     0.8 2.1 2.8
Financial year to date 12.5 3.8                     1.8 6.9 9.1
Profit before exceptional items
December 2005 26.3 15.3                     4.9 6.1 8.1
September 2005 19.0 12.5                     1.9 4.6 6.1
Financial year to date 45.4 27.8                     6.9 10.7 14.2
Exceptional items December 2005 0.2 -                       -                           0.2 0.2
September 2005 0.1 (0.2)                       -                          0.3 0.3
Financial year to date 0.2 (0.2)                       -                           0.4 0.6
Net profit
December 2005 26.5 15.3                     4.9 6.3 8.3
September 2005 19.1 12.3                     1.9 4.9 6.4
Financial year to date 45.6 27.6                     6.9 11.1 14.8
December 2005 28.9 16.5                     5.5 6.9 9.2
September 2005 18.2 11.6                     1.5 5.1 6.7
Net profit excluding gains and losses on
financial instruments and foreign debt, and
exceptional items
Financial year to date 47.1 28.1                     7.0 12.0 15.9
Capital expenditure
December 2005 34.1 10.6                      5.4 13.2 5.0 17.6                      6.7
September 2005 27.9 7.2                      3.8 12.4 4.6 16.3                       6.0
Financial year to date 62.1 17.7                      9.2 25.6 9.6 33.9                     12.7
Planned for next six months to June 2006 82.4 29.3                    20.0               24.0                  9.1 32.7                    12.4
Average exchange rates are US$1 = R6.53 and US$1 = R6.52 for the December 2005 and September 2005 quarters respectively. The Australian dollar exchange rates were AUS$1
= R4.88 and AUS$1 = R4.96 for the December 2005 and September 2005 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Underground and surface
South African Rand and Metric Units
South African Operations
International Operations
Ghana                              Australia
Operating Results
Total Mine
Operations
Total
Driefontein
Kloof            Beatrix           Total
Tarkwa        Damang        St
Ives         Agnew
Ore milled / treated (000 ton)
- underground
December 2005
3,381
2,840
1,029               880                 931                541
-                     -
430
111
September
2005
3,112
2,587
989               767                 831               525
-                     -
409
116
Financial year to date
6,493
5,427
2,018             1,647             1,762             1,066
-                     -
839
227
- surface
December 2005
8,708
725
655                 70                     -
7,983
5,160                1,324           1,283             216
September 2005
8,776
733
625               108
-            8,043
5,275                1,327           1,232             209
Financial year to date
17,484
1,458
1,280                178
-
16,026
10,435                2,651           2,515             425
- total
December 2005
12,089
3,565
1,684                950                 931            8,524
5,160                1,324           1,713             327
September 2005
11,888
3,320
1,614                875                 831            8,568
5,275                1,327            1,641           325
Financial year to date
23,977
6,885
3,298             1,825              1,762          17,092
10,435                2,651            3,354           652
Yield (grams per ton)
- underground
December 2005
7.1
7.3
7.9                8.8                 5.2                   6.0
-                      -
4.7
11.3
September
2005
7.2
7.3
8.1                 8.7                5.2                   6.2
-                      -
4.5
12.1
Financial year to date
7.1
7.3
8.0                 8.7                5.2                   6.1
-                      -
4.6
11.7
- surface
December 2005
1.2
1.5
1.4               *2.2
-                  1.2
1.0                    1.4               1.5
2.1
September
2005
1.2
1.5
1.6                0.9
-                  1.2
1.0                    1.3               1.5
2.5
Financial year to date
1.2
1.5
1.5                1.4
-                  1.2
1.0                    1.4               1.5
2.3
- combined
December 2005
2.8
6.1
5.4                8.3                 5.2                   1.5
1.0                    1.4                2.3
5.2
September 2005
2.8
6.1
5.6               7.8                  5.2                   1.5
1.0                   1.3                 2.3
5.9
Financial year to date
2.8
6.1
5.5               8.0                  5.2                   1.5
1.0                    1.4                2.3
5.6
Gold produced (kilograms)
- underground
December 2005
23,880
20,614
8,090              7,706            4,818              3,266
-                      -
2,013
1,253
September
2005
22,261
19,009
8,005              6,692            4,312              3,252
-                      -
1,854
1,398
Financial year to date
46,141
39,623
16,095            14,398            9,130              6,518
-                      -
3,867
2,651
- surface
December 2005
10,501
1,083
932                 151
-             9,418
5,183                1,871          1,902              462
September
2005
10,711
1,110
1,010                 100
-             9,601
5,418                1,779          1,873               531
Financial year to date
21,212
2,193
1,942                 251
-
19,019
10,601                3,650           3,775             993
- total
December 2005
34,381
21,697
9,022               7,857            4,818           12,684
5,183                1,871           3,915
1,715
September 2005
32,972
20,119
9,015              6,792             4,312           12,853
5,418                1,779           3,727
1,929
Financial year to date
67,353
41,816
18,037            14,649             9,130            25,537
10,601                3,650           7,642
3,644
Operating costs (Rand per ton)
- underground
December 2005

553
596
623                 729               440                 328
-                       -
312
386
September
2005
576
627
621                 805               470                 327
-                       -
311
387
Financial year to date
564
611
622                 764               545                 327
-                       -
311
387
- surface
December 2005
77
56
51                 103
-                   79
62                     93
104
250
September
2005
76
68
68                   70                    -                  76
60                     94               95
259
Financial year to date
76
62
59                   83                    -                  78
61                    93                99
254
- total
December 2005
210
486
401                 682                440                  95
62                    93
156
296
September 2005
207
503
406                 714                470                  92
60                    94
149
305
Financial year to date
208
494
403                 698                454                  93
61                    93
153
300
* Abnormally high yield due to the inclusion of clean-up material from No. 3 plant.

Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres
Driefontein
December 2005
quarter
September 2005
quarter
Year to date
F2006
Reef
Carbon
Leader
Main          VCR
Carbon
Leader
Main             VCR       Carbon
Leader
Main          VCR
Advanced (m) 5,075            661         1,523          5,043             648          1,231 10,118         1,309           2,754
Advanced on reef (m) 747 243 175 716  227 156 1,463 470  331
Sampled (m) 708            171            129            723             132               78 1,431            303             207
Channel width (cm) 105              21             97 108              22               97 107              21              97
Average value –      (g/t) 13.1 28.9 19.5 12.8 33.2 59.2 13.0 30.4 34.5
– (cm.g/t)
(1)
1,373 595
(2)
1,894 1,390            725 5,756 1,382            652 3,349
Kloof
December 2005
quarter
September 2005
quarter
Year to date
F2006
Reef
Kloof           Main          VCR        Kloof            Main           VCR         Kloof          Main           VCR
Advanced (m) 200           1,434         6,470             190          1,157          5,057            390          2,591       11,527
Advanced on reef (m) 105 446 1,469 97 160 1,216 202 606 2,685
Sampled (m) 60             445 1,406             105           148 1,240            165             593 2,646
Channel width (cm) 127              93             102            146             99               96             139             95               99
Average value –      (g/t) 5.9 13.1 21.6 4.8 9.1 18.9 5.1 12.1 20.3
– (cm.g/t) 746 1,225 2,191 697 904 1,805 715 1,145 2,010
Beatrix
December 2005
quarter
September 2005
quarter
Year to date
F2006
Reef
Beatrix
Kalkoenkrans             Beatrix
Kalkoenkrans             Beatrix
Kalkoenkrans
Advanced (m) 6,832 2,240 5,907 1,623 12,739 3,863
Advanced on reef (m) 1,630 460 1,706 256 3,336 716
Sampled (m) 1,554 432 1,563 255 3,117 687
Channel width (cm) 90 159 76 154 83 157
Average value –      (g/t) 12.8 7.6 15.6 12.1 14.1 9.3
– (cm.g/t) 1,148
(3)
1,215 1,181                  1,864                   1,165                  1,456
(1)   Values intersected in the carbon leader remained lower than the zonal average. In addition to the normal grid development, an underground drilling programme has commenced to delineate the zone currently being traversed.
(2)
VCR values are within the expected range having come off the highs exposed during the previous quarter.
(3)
Kalkoenkrans development values were lower due to local geological variations but remain within the overall expectations for the mine.

Administration and corporate information
Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626
LONDON
St James ’s Corporate Services Limited
6 St James ’s Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989
American Depository
Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258
US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
INVESTOR RELATIONS
South Africa
WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za
NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za
North America
CHERYL A MARTIN
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com
T
RANSFER
S
ECRETARIES
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271
United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430
WEBSITE
http://www.goldfields.co.za
http://www.gold-fields.com
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface
gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the AIDS
crisis in South Africa. These forward looking statements
speak only as of the date of this document.
The company undertakes no obligation to update publicly
or release any revisions to these forward looking
statements to reflect events or circumstances after the date of this document or to reflect the occurrence of
unanticipated events.
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:
GFI
Issuer code:
GOGOF
ISIN: ZAE 000018123
Directors
A J Wright (Chairman)
I D Cockerill * (Chief Executive Officer)
N J Holland * (Chief Financial Officer)
K Ansah#
G J Gerwel
A Grigorian °
J M McMahon *
R L Pennant-Rea *
P J Ryan
T M G Sexwale
M A Sosnovski °
S Stefanovich °
C I von Christierson
* British
# Ghanaian
° Russian

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 26 January 2006
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs